Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sun Brothers, LLC
2250 North Coral Canyon Blvd
Washington, UT 84780
www.sunwarrior.com

Up to $1,069,990.00 in Class B Non-Voting Units at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sun Brothers, LLC
Address: 2250 North Coral Canyon Blvd, Washington, UT 84780
State of Incorporation: NV
Date Incorporated: September 04, 2008

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Class B Non-Voting Units
Offering Maximum: $1,069,990.00 | 106,999 shares of Class B Non-Voting Units
Type of Security Offered: Class B Non-Voting Units
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

All investors will receive 15% off of Sunwarrior products for life.

Timing-Based Perks

Early Bird Bonus

Invest within the first week and receive 10% bonus units.

Quantity-Based Perks

$250+ | Owner's Discount + an Extra 5% Off First Year

Save 20% on all products on the Sunwarrior website for the first year and then continue to receive the 15% owner's discount and Medallion Rewards Points on your purchases and access to The Forum.

$500+ | Owner's Discount + an Extra 10% Off First Year

With a $500 investment, you'll get 25% off all product purchases onSunwarrior.com for the first year and then the 15% owner's discount and Medallion Rewards Points on your purchases and access to The Forum.

$1,000+ | Owner's Discount + an Extra 15% Off First Year

When you invest $1,000 you'll receive 30% off all product purchases on Sunwarrior.com for the first year and then the 15% owner's discount and Medallion Rewards Points on your purchases and access to The Forum.

$5,000+ |Lifetime 30% Savings on Products + Bonus Bundle

When you invest $5,000 or more you'll receive a lifetime discount of 30% on all products on Sunwarrior.com, plus medallion rewards points on your purchases and access to The Forum. You'll also receive a Sunwarrior product bundle valued over $300.

The 10% Bonus for StartEngine Shareholders

Sun Brothers, LLC d/b/a Sunwarrior will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $10/ unit, you will receive 110 Class B units, meaning you'll own 110 units for $1000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks are preliminary and will not vest until the offering is completed.*

The Company and its Business

Company Overview

Overview

Sun Brothers, LLC dba Sunwarrior is a purveyor of high quality, clean, plant-based nutrition foods and supplements. Its products vary from protein powders, vitamins in capsules, and liquids. Protein powders are the core of this product family as it accounts for approximately 90% of Sunwarrior's overall revenue.

Sun Brothers, LLC was previously involved in two legal disputes that resulted in a lawsuit. Both such disputes were settled and the cases dismissed in the year 2016. A more recent claim was filed against Sun Brothers, LLC by a customer that experienced an allergic reaction after consuming a Sun Brothers, LLC product. As of July 2020, Sun Brothers, LLC has reached a settlement with the claimant and legal documents have been circulated to document the terms of the settlement and to dismiss the case. Sun Brothers, LLC employs 32 full-time employees and 1 part-time employee.

Business Model

Sunwarrior products are distributed to consumers via retail B&M stores, online direct to consumers on sunwarrior.com, Amazon, and internationally via country-specific distribution partners. In the USA, Sunwarrior retails its product in retailers such as The Vitamin Shoppe, Sprouts, Whole Foods, and CVS Pharmacies, and we also have a strong presence in many international markets such as Canada, United Kingdom, Germany, and Australia.

Sunwarrior sources its high-quality ingredients and components from a variety of sources worldwide. Sunwarrior's manufacturing partner, Sun Manufacturing and Fulfillment, operates a 16,000 square feet powder production facility located in the picturesque desert of Southwest Utah, and about 90% of Sunwarrior total revenue is produced there. Sunwarrior also partners with contract manufacturers that develop and produce turn-key products on behalf of Sunwarrior. These contract manufacturers are located across the USA.

Sunwarrior produces high-quality nutrition aimed at improving the quality of life of our consumers. Its consumers are looking to improve their lifestyle by introducing better nutrition into their diets. Sunwarrior consumer base varies from active athletes to those who are simply looking for a healthy supplement to complement their diets.

Competitors and Industry

Industry

In 2019, the market of plant-based nutrition received a boost in popularity and attention due to the highly successful IPO of Beyond Meat (BYND). This visibility has created many opportunities to highlight the growth of plant-based nutrition over the last decade.

The millenial generation has also been credited with an increase in demand for more sustainable- environmentally friendly nutrition options and plant-based nutrition is well aligned with what these young consumers are demanding.

Nowadays, plant-based nutrition is no longer a trend associated with the few. The millennial generation along with anyone who is looking to improve the way they feel and live, have sent a clear message to the food retailers: “they want healthier, clean, and sustainable offers.” Food retailers have heard the message. In the beginning of the last decade, plant-based protein supplements were not found on the shelves of main conventional food retailers; but today, these products are readily available in all major food retailers such as Walmart, Costco, Target, Kroger, and many more. Research by the New Hope Foundation shows that 45% of the total sales of natural products in 2019 occurred in conventional retailers. (New Hope)

Some of Sunwarrior's largest direct competitors are brands like Garden of Life, Vega, Orgain, Premium Protein, and Ancient Nutrition. There are also other competitors in similar size to Sunwarrior such as PlantFusion and Amazing Grass. This is a competitive industry, but Sunwarrior has a strong recognizable brand. Its consumers choose Sunwarrior because of its adherence to quality, clean, and vegan products.

Sunwarrior followers in its social media channels constantly rave about its brand and products. As mentioned before, Sunwarrior products can be easily found in many natural and conventional food stores, and its unique packaging will ensure that its products don't go unnoticed.

Current Stage and Roadmap

Products

Sunwarrior currently has 20 product families. These products are a mix of protein powders, collagen powders, greens powders, liquid vitamins & minerals, vitamins and mineral supplements in capsules, and a meal replacement powder.

In Sunwarrior's current R&D pipeline, there are line extensions (new flavors and sizes) for the above-mentioned products. One of the main focuses is extending the trendy collagen line with new amazing flavors. In addition, in 2020 Sunwarrior will launch a new pantry line featuring single ingredients packaged for use everyday recipes.

The Team

Managers

Name: Emerson Carnavale

Emerson Carnavale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 14, 2019 - Present
  Responsibilities: Mr. Carnavale handles strategic leadership of the Company.

Other business experience in the past three years:

- **Employer:** Sun Brothers, LLC
  Title: Chief Operating Officer
  Dates of Service: December 02, 2013 - October 14, 2019
  Responsibilities: Prior to his CEO role, Mr. Carnavale handled supply chain management and operations.

Name: Wesley Williams

Wesley Williams 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: October 23, 2011 - Present

Responsibilities: Mr. Williams handles all planning, implementation, managing and running of all the finance activities for the Company.

Name: Cody L Roberts

Cody L Roberts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: September 07, 2010 - Present
  Responsibilities: Mr. Roberts oversees the company's business operations.

Other business experience in the past three years:

- **Employer:** Sun Brothers, LLC
  Title: Chief Product Officer
  Dates of Service: September 01, 2016 - September 07, 2015
  Responsibilities: Prior to his COO role, Mr. Roberts led research & development teams for the Company's products.

Name: Ryan Blad

Ryan Blad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: June 09, 2014 - Present
  Responsibilities: Mr. Blad handles the planning, development, implementation and monitoring of the overall business marketing strategy.

Name: Russ Crosby

Russ Crosby 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Sales Officer
  Dates of Service: November 11, 2010 - Present
  Responsibilities: Mr. Crosby leads Sunwarrior's sales organization to meet growth and sales revenue targets.

Other business experience in the past three years:

- **Employer:** Sun Brothers, LLC
  Title: Chief Executive Officer
  Dates of Service: October 01, 2011 - October 01, 2019
  Responsibilities: Prior to his CSO role, Mr. Crosby was the Company's CEO and handled the strategic leadership of the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Sun Brothers Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the supplement industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share or unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Membership Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the trademarks/patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is

possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sunwarrior.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sunwarrior.com could harm our reputation and materially negatively impact our financial condition and business.

We are reliant on one main type of product
A majority of our current products are variants on powdered protein drink mixes. Our revenues are therefore dependent upon the market for powdered protein drink mixes.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Wind River Health, Inc.	2,646,000	Class A Voting Units	50.0
Nature Boy Enterprise, Inc.	2,646,000	Class A Voting Units	50.0

The Company's Securities

The Company has authorized Class B Non-Voting Units, and Class A Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 106,999 of Class B Non-Voting Units.

Class B Non-Voting Units

The amount of security authorized is 588,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Units.

Material Rights

Please review the Operating Agreement attached as Exhibit F to this Form C.

"Non-Voting Units" means Units of lnterest that do not have the right to vote on or participate in management of the Company, except when the vote of a Super-Majority-In-Interest is required by this Agreement.

Class A Voting Units

The amount of security authorized is 5,292,000 with a total of 5,292,000 outstanding.

Voting Rights

Voting Units means any Units of Interest that have the right to vote on or participate in management of the Company.

Material Rights

There are no material rights associated with Class A Voting Units.

What it means to be a minority holder

As a minority holder of Class B Units of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares/units. In other words, when the company issues more shares/units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares/units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018, compared to the year ended December 31, 2017

Revenue

Revenue for fiscal year 2018 was $17,813,698 a decrease of 14% compared to fiscal year 2017 revenue of $20,244,487. The decline in international sales was the biggest reason, as the largest distributor reduced sales by more than 50% compared to 2017.

Cost of sales

Cost of sales in 2018 was $12,126,461, an increase of $134,700, from costs of $11,991,781 in fiscal year 2017. The increase was caused by a large inventory adjustment. The adjustment was due to destroying obsolete inventory due to packaging changes, label changes, and excess international labels order due to minimum order quantities.

Gross margins

2018 gross profit decreased by $3,059,802 compared to 2017 gross profit. This was due to the inventory write off, and the lower revenue. Gross margins as a percentage of revenues decreased from 40.8% in 2017 to 30.0% in 2018.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2018 decreased by $326,859 from 2017. The decrease was from reductions in payroll.

Year ended December 31, 2019, compared to the year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $20,917,315 an increase of 21% compared to fiscal

year 2018 revenue of $17,319,393. The increase, in large part, was due to the successful launch of the Collagen product.

Cost of sales

Cost of sales in 2019 was $12,946,135, an increase of $819,674, from costs of $12,126,461 in fiscal year 2018. The increase was due to an increase in revenue.

Gross margins

2019 gross profit increased by $1,463,267 compared to 2018 gross profit. Gross margins as a percentage of revenues increased from 30.0% in 2018 to 34.0% in 2019.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2019 remained relatively flat; however, they decreased as a percentage of revenue due to the increased revenue in 2019.

Historical results and cash flows:

Investors can expect to see revenue continue to increase as we expand the customer base, fuel the marketing efforts, and continue to release new and exciting products.

Cash was previously provided through company generated profits and bank loans. Most of the cash is used for working capital, specifically buying raw materials to make the products we sell.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has cash on hand of approximately $250,000. The company currently has a revolving line of credit with Chase Bank for $2.5 million. This line of credit currently has an outstanding balance of $1.7 million. The company currently has a shareholder loan of $300,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign do not factor heavily into our financial resources as a business. They are not critical to the company's operations. The company has various debt options to raise capital, including SBA loans, and government COVID-19 releif funds. Class A interest holders could also sell some of their interest in the company to raise capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to increase the growth of the company. Raw materials for large orders for new distribution channels must be paid for in advance. Funds to enhance the marketing campaigns are also needed. Crowdfunding would make up approximately 25% of the total funds the company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company does not need the funds from this offering to operate the day-to-day business. The company is seeking funds to grow the company. The minimum would not change our operations.

How long will you be able to operate the company if you raise your maximum funding goal?

The company does not need the funds from this offering to operate the day-to-day business. The company is seeking funds to grow the company. The maximum would not change our operations but would provide us the funding to expand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has various debt options to raise capital, including SBA loans, and government COVID-19 relief funds. Class A interest holders could also sell some of their interest in the company to raise capital.

Indebtedness

- **Creditor:** Chase Bank
  Amount Owed: $1,765,775.00
  Interest Rate: 4.5%
  Maturity Date: December 31, 2020
  The Company has a revolving line of credit with Chase Bank. The line of credit renews each year and bears interest at LIBOR plus 3%. As of December 31, 2019, $1,765,775 was owed to Chase Bank.

- **Creditor:** American Express

Amount Owed: $378,677.00
Interest Rate: 0.0%
Maturity Date: June 30, 2020

- **Creditor:** Wind River Health, Inc.
  Amount Owed: $300,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2020
  This shareholder loan has a 10% annual interest rate and no maturity date.

Related Party Transactions

- **Name of Entity:** Wind River Health, Inc.
  Names of 20% owners: Denley Fowlke
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loan for $300,000.
  Material Terms: The loan has a 10% annual interest rate and no maturity date.

- **Name of Entity:** Sun Manufacturing LLC
  Names of 20% owners: Natureboy Holdings LLC & Ginger Root Holdings LLC.
  Relationship to Company: Overlapping ownership between Sun Manufacturing and Sun Brothers.
  Nature / amount of interest in the transaction: The Company finances the operating costs of Sun Manufacturing and Fulfillment, LLC, which is an entity related to the Company by common ownership. The Company's intent is to have the loan paid back in full. However, there are no terms associated with the debt. As of December 31, 2019, the balance of the related party receivable was $1,342,328.
  Material Terms: Sun Manufacturing is the production, co-packing, fulfillment, warehousing company that Sun Brothers contracts with for 90% of our products.

- **Name of Entity:** Coral Canyon Boulevard LLC
  Names of 20% owners: Fig Tree Holdings, LLC Natureboy Holdings, LLC
  Relationship to Company: Overlapping ownership between Coral Canyon and Sun Brothers.
  Nature / amount of interest in the transaction: Coral Canyon owns the office building that Company leases.
  Material Terms: The Company leases office, manufacturing, and warehouse space from a limited liability company that is partially owned by one of the Company's partners. Rental payments for the year ended December 31, 2019 amounted to $166,005.

Valuation

Pre-Money Valuation: $58,800,000.00

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. First, the company used the times-revenue valuation method which is a popular method that many business owners or analyzers will use to arrive at the true valuation of a company. This method determines the maximum value of a company through a multiple of current revenues for a certain business. After reviewing our industry and competitors, the best we can as they are private companies, we have determined that our multiple should be '3'. We are using the complete fiscal year of 2019 and that is how we arrived at $58,800,000. Second, the company took into account annual sales, the experience of team, and the value of the brands Intellectual Property and brand awareness. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine*
  96.5%
  StartEngine premium

If we raise the over allotment amount of $1,069,990.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Investing into Social Media advertising to increase our traffic to our website and also awareness of our brand.

- *Working Capital*
  71.5%
  To catch up on vendor payable and fuel inventory for continued growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sunwarrior.com (www.sunwarrior.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sunwarrior

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sun Brothers, LLC

[See attached]

Sun Brothers, LLC
DBA SunWarrior

Reviewed Financial Statements

For The Year Ended December 31, 2018

Table of Contents

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Independent Accountants' Review Report

To Management
Sun Brothers, LLC
dba SunWarrior
St. George, Utah

We have reviewed the accompanying financial statements of Sun Brothers, LLC (a limited liability company doing business as SunWarrior), which comprise the balance sheet as of December 31, 2018, and the related statements of income and partners' capital and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HintonBurdick, PLLC
St. George, Utah
July 9, 2020

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Sun Brothers, LLC
DBA SunWarrior
Balance Sheet
December 31, 2018

Assets

Current assets	
Cash and cash equivalents	$ 364,734
Accounts receivable	1,328,025
Inventory	4,135,032
Prepaid expenses	95,691
Security deposits	10,397
Total current assets	5,933,879
Property, plant and equipment	
Office equipment	59,217
Machinery and equipment	34,920
Leasehold improvements	126,935
Furniture and fixtures	84,174
Vehicles	250,386
Accumulated depreciation	(178,474)
Total property, plant and equipment	377,158
Other assets	
Due from related parties	264,525
Total other assets	264,525
Total assets	$ 6,575,562

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Balance Sheet, Continued
December 31, 2018

Liabilities and Partners' Capital

Current liabilities		
Accounts payable	$	1,737,751
Accrued liabilities		487,228
Payroll liabilities		102,405
Line of credit		721,898
Other current liabilities		146,301
Total current liabilities		3,195,583
Total liabilities		3,195,583
Partners' capital		
Partners' capital		3,379,979
Total liabilities and partners' capital	$	6,575,562

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Statement of Income and Partners' Capital
For the Year Ended December 31, 2018

Sales	$ 17,813,698
Returns and allowances	(494,308)
Sales - net of returns and allowances	17,319,390
Cost of sales	12,126,461
Gross profit	5,192,929
Operating expenses	
Administration	7,258
Advertising	2,237,514
Automobile expenses	53,360
Bad debt expense	27,845
Bank charges	5,973
Computer and web expenses	249,359
Contributions	2,160
Depreciation	45,830
Dues and subscriptions	4,920
Employee benefits	351,392
Insurance	81,956
Legal and professional fees	130,619
Meals and entertainment	48,166
Miscellaneous expenses	15,092
Office expense	23,075
Payroll taxes	180,423
Postage and freight	5,253
Rent	155,322
Repairs and maintenance	36,436
Research and development	376,029
Salaries and wages	2,186,980
Telephone	54,733
Travel	76,935
Taxes and licenses	2,757
Utilities	15,697
Total operating expenses	6,375,084
Net operating loss	$ (1,182,155)

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Statement of Income and Partners' Capital, Continued
For the Year Ended December 31, 2018

Other income/(expenses)	
Interest income	$ 2
Interest expense	(6,738)
Other income	4,083
Total other income/(expense)	(2,653)
Net loss	(1,184,808)
Partners' capital, beginning of year	5,733,174
Distributions to partners	(1,409,574)
Prior period adjustment	241,187
Partners' capital, end of year	$ 3,379,979

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net loss	$ (1,184,808)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	45,830
Changes in operating assets and liabilities	
(Increase)/decrease in accounts receivable	468,533
(Increase)/decrease in inventories	295,735
(Increase)/decrease in prepaid expenses	79,387
(Increase)/decrease in security deposits	25,000
Increase/(decrease) in accounts payable	1,072,632
Increase/(decrease) in accrued liabilities	214,676
Increase/(decrease) in payroll liabilities	(7,002)
Increase/(decrease) in line of credit	721,898
Increase/(decrease) in other current liabilities	(400,527)
Net cash flows from operating activities	1,331,354
Cash flows from investing activities	
Payments to related parties	(264,525)
Net cash flows from investing activities	(264,525)
Cash flows from financing activities	
Distributions to members	(1,409,574)
Net cash flows from financing activities	(1,409,574)
Net change in cash	(342,745)
Cash at beginning of year	707,479
Cash at end of year	$ 364,734

Supplemental Schedule of Noncash Investing and Financing Activities

For the year ended December, 31 2018, the Company paid interest of $6,738.

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Notes to the Financial Statements
December 31, 2018

NOTE 1. Summary of Significant Accounting Policies

Nature of Business

Sun Brothers, LLC (dba SunWarrior) (the Company) is a limited liability company registered in Utah and Nevada. The Company manufactures plant-based health supplements including protein powders, vitamins, greens, and liquid minerals.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchases with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Management considers all accounts receivable to be fully collectible; therefore an allowance for doubtful accounts is not considered necessary.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments and trade accounts receivable. The Company maintains its cash balances at a financial institution. At times such investments may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2018, one vendor accounted for 28% of the Company's inventory purchases and 34% of the Company's accounts payable. Concentrations of credit risk with respect to accounts payable and inventory are limited because the Company has identified a backup supplier if the current vendor ever became unable to meet the Company’s requirements for manufacturing.

Revenue and Cost Recognition

Revenue is derived from the sale of manufactured goods. Revenue and cost of sales are recognized when goods are shipped or delivered. General and administrative costs are expensed as incurred.

NOTE 1. Summary of Significant Accounting Policies, Continued

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Deprecation of property and equipment is provided using the straight-line method. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred. Major renewals and betterments are capitalized. Gains and losses on dispositions of property and equipment are included in revenue in the year of dispositions.

Depreciation is based on the following useful lives:

	Years
Office equipment	5-10
Machinery and Equipment	5-10
Furniture and fixtures	5-10
Leasehold improvements	7-39

As of December 31, 2018 total depreciation expense is $45,830.

Inventory

Inventories, consisting primarily of raw materials and finished goods, are stated at cost. Cost is determined on a first-in, first-out basis.

Income Taxes

The Company has elected to be taxed as a partnership with respect to the Internal Revenue Code. As a partnership, the Company's federal and state income taxes on taxable income are generally the responsibility of the individual partners. Research and development costs are expensed in the year incurred. The Company's federal and state income tax returns for 2016 through 2018 are subject to examination (generally for the three years after they are filed) by the Internal Revenue Service and the Utah State Tax Commission. In addition, all net operating losses and other tax credit carryforwards that may be used in future years are still subject to adjustment.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. Summary of Significant Accounting Policies, Continued

Advertising and Promotion

All costs associated with advertising, marketing, merchandising and promoting the Company's goods and services are expensed in the year incurred. Advertising, marketing, and merchandising expense totaled $2,237,514 for the year ended December 31, 2018.

Date of Management's Review

The management of the Company has reviewed events subsequent to December 31, 2018 up through the financial statement issuance date to evaluate their effect on the fair presentation of the financial statements. As of the issuance date of the financial statements, there have been no events that are required to be disclosed in order to fairly present the balance sheet and statement of income and retained earnings of the Company.

NOTE 2. Cash and Cash Equivalents

Deposits are insured by the FDIC up to $250,000 per financial institution. The Company currently maintains four bank accounts with Chase.

Total bank balances	345,417
Deposits in Excess of FDIC limits	95,417

NOTE 3. Retirement Plan

The Company has a 401(k) plan that covers substantially all employees of the Company over 19 years of age with more than one year of service. Besides the contributions made by the employees, the Company makes safe harbor matches to the employee's contributions up to 4%.

The Company made safe harbor matching contributions to the plan of $75,251 for 2018.

NOTE 4. Related Parties

The Company leases office, manufacturing, and warehouse space from Coral Canyon Boulevard, LLC, which is an entity related to the Company by common ownership.

The Company finances the operating costs of Sun Manufacturing and Fulfillment, LLC, which is an entity related to the Company by common ownership. The Company's intent is to have the loan paid back in full. However, there are no terms associated with the debt. As of December 31, 2018, the balance of the related party receivable was $264,525.

The Company's management believes the Company's exposure of loss as a result of its involvement with these variable interest entities is immaterial. Therefore, Coral Canyon Boulevard, LLC and Sun Manufacturing and Fulfillment, LLC are not consolidated into these financial statements.

NOTE 5. Related Party Transactions

The Company leases office, manufacturing, and warehouse space from one limited liability company that is partially owned by one of the Company's partners. Rental payments for the year ended December 31, 2018 amounted to $131,155.

NOTE 6. Line of Credit

The Company has a revolving line of credit with Chase Bank. The line of credit renews each year and bears interest at LIBOR plus 3%. As of December 31, 2018, $721,898 was owed to Chase Bank.

NOTE 7. Prior Period Adjustments

Prior to the year ending December 31, 2017, the Company prepared financial statements on a tax basis of accounting. As such, management had elected to use the modified accelerated cost recovery system (MACRS) in calculating depreciation taken on property and equipment acquisitions. For the year ending December 31, 2017, the Company has elected to prepare financial statements to be in conformity with generally accepted accounting principles in United States of America. In order to conform to the generally accepted accounting principles, management has elected to depreciate property and equipment acquisitions using the straight-line method of depreciation. The change in accounting principle had the following effect on the financial statements:

	12/31/17 Balance - MACRS	12/31/17 Balance - Straight-line	Prior period adjustment
Accumulated depreciation	$ 483,238	$ 132,644	$ 350,594

In addition, prior to the year ending December 31, 2017, the Company did not disclose a liability for payroll expenses accrued and not yet paid as year-end. In order to conform to the generally accepted accounting principles, management has elected to report payroll liabilities as of December 31, 2017. The change in reporting had the following effect on the financial statements:

	12/31/17 Accrued Amount - Before Adjustment	12/31/17 Accrued Amount - After Adjustment	Prior period adjustment
Payroll liabilities	$ -	$ 109,407	$ (109,407)

T

The net effect of the prior period adjustments to the partners' capital accounts is as follows:

Partners' capital, before prior period adjustments		$ 2,771,726
Prior period adjustment - accumulated depreciation	350,594	
Prior period adjustment - payroll liabilities	(109,407)	
Net prior period adjustments		241,187
Partners' capital, after prior period adjustments		$ 3,012,913

Sun Brothers, LLC
DBA SunWarrior

Reviewed Financial Statements

For The Year Ended December 31, 2019

Table of Contents

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Independent Accountants' Review Report

To Management
Sun Brothers, LLC
dba SunWarrior
St. George, Utah

We have reviewed the accompanying financial statements of Sun Brothers, LLC (a limited liability company doing business as SunWarrior), which comprise the balance sheet as of December 31, 2019, and the related statements of income and partners' capital and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HintonBurdick, PLLC
St. George, Utah
March 26, 2020

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Sun Brothers, LLC
DBA SunWarrior
Balance Sheet
December 31, 2019

Assets

Current assets		
Cash and cash equivalents	$	285,573
Accounts receivable		1,973,664
Inventory		3,849,407
Prepaid expenses		403,908
Security deposits		10,397
Total current assets		6,522,949
Property, plant and equipment		
Office equipment		59,217
Machinery and equipment		34,920
Leasehold improvements		126,935
Furniture and fixtures		84,174
Vehicles		250,386
Accumulated depreciation		(223,819)
Total property, plant and equipment		331,813
Other assets		
Due from related parties		1,342,328
Total other assets		1,342,328
Total assets	$	8,197,090

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Balance Sheet, Continued
December 31, 2019

Liabilities and Partners' Capital

Current liabilities	
Accounts payable	$ 2,724,757
Accrued liabilities	416,539
Payroll liabilities	101,266
Line of credit	1,765,775
Other current liabilities	10,972
Total current liabilities	5,019,309
Other liabilities	
Contingent liability	42,250
Due to partner	100,000
Total other liabilities	142,250
Total liabilities	5,161,559
Partners' capital	
Partners' capital	3,035,531
Total liabilities and partners' capital	$ 8,197,090

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Statement of Income and Partners' Capital
For the Year Ended December 31, 2019

Sales	$ 20,917,315
Returns and allowances	1,314,889
Cost of sales	12,946,135
Gross profit	6,656,291
Operating expenses	
Administration	7,060
Advertising	2,584,867
Automobile expenses	45,070
Bad debt expense	27,847
Bank charges	9,513
Computer and web expenses	297,156
Contributions	1,600
Depreciation	45,345
Dues and subscriptions	8,523
Employee benefits	322,972
Insurance	53,161
Legal and professional fees	122,609
Meals and entertainment	33,101
Miscellaneous expenses	11,066
Office expense	16,063
Payroll taxes	160,700
Postage and freight	2,932
Rent	166,005
Repairs and maintenance	31,828
Research and development	395,761
Salaries and wages	1,950,884
Telephone	53,847
Travel	50,847
Taxes and licenses	957
Utilities	13,692
Total operating expenses	6,413,406
Net operating income	$ 242,885

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Statement of Income and Partners' Capital, Continued
For the Year Ended December 31, 2019

Other income/(expenses)	
Interest income	$ 2
Interest expense	(47,752)
Other income	417
Total other income/(expense)	(47,333)
Net income	195,552
Partners' capital, beginning of year	3,158,424
Distributions to partners	(540,000)
Prior period adjustment	221,555
Partners' capital, end of year	$ 3,035,531

See accompanying notes and independent accountants' review report.

Sun Brothers, LLC
DBA SunWarrior
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	195,552
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		45,345
Changes in operating assets and liabilities		
(Increase)/decrease in accounts receivable		(645,639)
(Increase)/decrease in inventories		285,625
(Increase)/decrease in prepaid expenses		(308,217)
Increase/(decrease) in accounts payable		987,006
Increase/(decrease) in accrued liabilities		(70,689)
Increase/(decrease) in payroll liabilities		(1,139)
Increase/(decrease) in contingent liability		42,250
Increase/(decrease) in line of credit		1,043,877
Increase/(decrease) in other current liabilities		(135,329)
Net cash flows from operating activities		1,438,642
Cash flows from investing activities		
Payments to related parties		(1,077,803)
Net cash flows from investing activities		(1,077,803)
Cash flows from financing activities		
Distributions to shareholders		(540,000)
Proceeds from partner loan		100,000
Net cash flows from financing activities		(440,000)
Net change in cash		(79,161)
Cash at beginning of year		364,734
Cash at end of year	$	285,573

Supplemental Schedule of Noncash Investing and Financing Activities

For the year ended December, 31 2019, the Company paid interest of $47,752.

See accompanying notes and independent accountants' review report.

NOTE 1. Summary of Significant Accounting Policies

Nature of Business

Sun Brothers, LLC (dba SunWarrior) (the Company) is a limited liability company registered in Utah and Nevada. The Company manufactures plant-based health supplements including protein powders, vitamins, greens, and liquid minerals.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchases with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Management considers all accounts receivable to be fully collectible; therefore an allowance for doubtful accounts is not considered necessary.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments and trade accounts receivable. The Company maintains its cash balances at a financial institution. At times such investments may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2019, one vendor accounted for 28% of the Company's inventory purchases and 34% of the Company's accounts payable. Concentrations of credit risk with respect to accounts payable and inventory are limited because the Company has identified a backup supplier if the current vendor ever became unable to meet the Company’s requirements for manufacturing.

Revenue and Cost Recognition

Revenue is derived from the sale of manufactured goods. Revenue and cost of sales are recognized when goods are shipped or delivered. General and administrative costs are expensed as incurred.

NOTE 1. Summary of Significant Accounting Policies, Continued

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Deprecation of property and equipment is provided using the straight-line method. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred. Major renewals and betterments are capitalized. Gains and losses on dispositions of property and equipment are included in revenue in the year of dispositions.

Depreciation is based on the following useful lives:

	Years
Office equipment	5-10
Machinery and Equipment	5-10
Furniture and fixtures	5-10
Leasehold improvements	7-39

As of December 31, 2019 total depreciation expense is $45,345.

Inventory

Inventories, consisting primarily of raw materials and finished goods, are stated at cost. Cost is determined on a first-in, first-out basis.

Income Taxes

The Company has elected to be taxed as a partnership with respect to the Internal Revenue Code. As a partnership, the Company's federal and state income taxes on taxable income are generally the responsibility of the individual partners. Research and development costs are expensed in the year incurred. The Company's federal and state income tax returns for 2017 through 2019 are subject to examination (generally for the three years after they are filed) by the Internal Revenue Service and the Utah State Tax Commission. In addition, all net operating losses and other tax credit carryforwards that may be used in future years are still subject to adjustment.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. Summary of Significant Accounting Policies, Continued

Advertising and Promotion

All costs associated with advertising, marketing, merchandising and promoting the Company's goods and services are expensed in the year incurred. Advertising, marketing, and merchandising expense totaled $2,584,867 for the year ended December 31, 2019.

Date of Management's Review

The management of the Company has reviewed events subsequent to December 31, 2019 up through the financial statement issuance date to evaluate their effect on the fair presentation of the financial statements. As of the issuance date of the financial statements, there have been no events that are required to be disclosed in order to fairly present the balance sheet and statement of income and retained earnings of the Company.

NOTE 2. Cash and Cash Equivalents

Deposits are insured by the FDIC up to $250,000 per financial institution. The Company currently maintains four bank accounts with Chase.

Total bank balances	242,972
Deposits in Excess of FDIC limits	-

NOTE 3. Retirement Plan

The Company has a 401(k) plan that covers substantially all employees of the Company over 19 years of age with more than one year of service. Besides the contributions made by the employees, the Company makes safe harbor matches to the employee's contributions up to 4%.

The Company made safe harbor matching contributions to the plan of $74,988 for 2019.

NOTE 4. Related Parties

The Company leases office, manufacturing, and warehouse space from Coral Canyon Boulevard, LLC, which is an entity related to the Company by common ownership.

The Company finances the operating costs of Sun Manufacturing and Fulfillment, LLC, which is an entity related to the Company by common ownership. The Company's intent is to have the loan paid back in full. However, there are no terms associated with the debt. As of December 31, 2019, the balance of the related party receivable was $1,342,328.

The Company's management believes the Company's exposure of loss as a result of its involvement with these variable interest entities is immaterial. Therefore, Coral Canyon Boulevard, LLC and Sun Manufacturing and Fulfillment, LLC are not consolidated into these financial statements.

NOTE 5. Related Party Transactions

The Company leases office, manufacturing, and warehouse space from one limited liability company that is partially owned by one of the Company's partners. Rental payments for the year ended December 31, 2019 amounted to $166,005.

NOTE 6. Line of Credit

The Company has a revolving line of credit with Chase Bank. The line of credit renews each year and bears interest at LIBOR plus 3%. As of December 31, 2019, $1,765,775 was owed to Chase Bank.

NOTE 7. Contingent Liability

As of December 31, 2019, the Company had the following threatened material litigation involving the Company:

Quentin Kirby Demand Letter:

a. Nature: The Quentin Kirby claim consists of a demand letter claim from a California law firm under California Business & Professions Code § 12601(a) which states that no container shall be constructed or filled, wholly or partially, as to facilitate the perpetration of deception or fraud. The claim regards what is known as "slack-fill" in the protein cartons marketed by Sun Brothers, LLC. Quentin Kirby claims to have purchased a carton of Sun Brothers, LLC protein that contained nonfunctional slack-fill. Mr. Kirby's attorneys have made claims for him individually and have threatened a class-action claim on the same basis with both California and national scope.
b. Progress: The first demand letter was received on January 7, 2019. Since that date Mr. Kirby's attorney has maintained correspondence via email and letters. In response, Sun Brothers has re-designed their product labels to include information that indicates the fill level within the interior carton on the exterior label. This design was reviewed and approved by Mr. Kirby's attorney. Sun Brothers has also provided Mr. Kirby's attorney the California relevant product sales for the period applicable to the claim. On January 20, 2020, via letter, Mr. Kirby's attorney made a settlement offer to resolve the claim in an amount of $84,500.00.
c. Management: Sun Brothers' management have responded with willingness to adjust labels to satisfy the alleged law violation and willingness to disclose sales to resolve the claim via settlement negotiation. Management desires to make a counter-offer to the January 20, 2020 demand and to resolve the claim with an out-of-court settlement.
d. Evaluation: Any legal claim can fail upon simple technicalities, such as a statute of limitations. This report does not analyze all possible elements of this claim's possible outcome. The California statute that outlaws non-functional slack-fill has been subject to substantial litigation and has withstood those claims. A direct competitor of Sun Brothers has litigated similar claims in California courts for similar protein product cartons. Management confidentially acknowledges that a strategic decision to adjust the fill amount in the same cartons previously used for larger volumes may have contributed to the slack-fill claim. This is a claim with likelihood for a plaintiff to prevail in a lawsuit. If the lawsuit were for just the claimant, Mr. Kirby, his attorney's initial demand of $84,500 sets a reasonable ceiling for the extent of an individual claim. If the lawsuit were to include California and national claims for a class-action lawsuit, the potential claim amount could increase in accordance with the number of claimants and quantity of protein cartons sold nationally during the applicable period.

Management has determined that even though $84,500 was set as the ceiling, it is expected to settle at a significant lower amount, which is reasonably estimated at $42,250, half of the original settlement request. Because there is probable cause for the Company to lose the claim and because the cost of the claim can be reasonably estimated, a contingent liability of $42,250 was accrued as of December 31, 2019.

NOTE 8. Prior Period Adjustments

Prior to the year ending December 31, 2019, the Company prepared financial statements on a tax basis of accounting. As such, management had elected to use the modified accelerated cost recovery system (MACRS) in calculating depreciation taken on property and equipment acquisitions. For the year ending December 31, 2019, the Company has elected to prepare financial statements to be in conformity with generally accepted accounting principles in United States of America. In order to conform to the generally accepted accounting principles, management has elected to depreciate property and equipment acquisitions using the straight-line method of depreciation. The change in accounting principle had the following effect on the financial statements:

	12/31/18 Balance - MACRS	12/31/18 Balance - Straight-line	Prior period adjustment
Accumulated depreciation	$ 502,434	$ 178,474	$ 323,960

In addition, prior to the year ending December 31, 2019, the Company did not disclose a liability for payroll expenses accrued and not yet paid as year-end. In order to conform to the generally accepted accounting principles, management has elected to report payroll liabilities as of December 31, 2019. The change in reporting had the following effect on the financial statements:

	12/31/18 Accrued Amount - Before Adjustment	12/31/18 Accrued Amount - After Adjustment	Prior period adjustment
Payroll liabilities	$ -	$ 102,405	$ (102,405)

T

The net effect of the prior period adjustments to the partners' capital accounts is as follows:

Partners' capital, before prior period adjustments		$ 2,771,726
Prior period adjustment - accumulated depreciation	323,960	
Prior period adjustment - payroll liabilities	(102,405)	
Net prior period adjustments		221,555
Partners' capital, after prior period adjustments		$ 2,993,281

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Sunwarrior

High performance plant-based supplements - Rays Your Vibe


Plant-Based
PROTEINS &
RAYS YOUR VIBE

Website | Washington, UT | FOOD & BEVERAGE

Sunwarrior is a health-conscious plant-based supplement company. With over 10+ years in business and over $168M in lifetime sales, Sunwarrior products can be found in over 12,000 locations across 67 countries, from The Vitamin Shoppe to thousands of independent health food retailers.

$0.00 raised

0 Investors	**90** Days Left
$10.00 Price per Share	**$58.8M** Valuation
Equity Offering Type	**$100.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Strong Sales — An established brand sold in 12,000 stores with over $168M in lifetime sales
- Huge Market — The plant-based protein supplement market is expected to reach $13 billion by 2026
- Built out team — 37 employees, in-house marketing, finance, and IT department — led by executives who know the health industry inside and out


Owner's Discount
All investors receive
15% OFF FOR LIFE
COLLAGEN
CLEAN KETO
PROTEIN

OUR STORY

Sunwarrior is known worldwide for quality plant-based supplements

Plant-Based
PROTEINS &
SUPERFOOD
SUPPLEMENTS







When founders Nick Stern and Denley Fowlke founded Sunwarrior over a decade ago, they set out to create a clean-burning, vegan protein powder with a complete amino acid profile — without compromising taste.

Today, Sunwarrior has become one of the most trusted brands to help consumers find high-quality, organic supplements to help athletes, weekend warriors, animal lovers, and moms gain an advantage. Our products vary from protein powders, SBO probiotics, vegan omegas - DHA & EPA, liquid minerals, & vegan collagen boosters.


CLEAN BURNING
VEGAN
SUPPLEMENTS
Benefit STACKED formulas,
that don't compromise TASTE
SUNWARRIOR
ORMUS
SUPERGREENS
BEAUTY GREENS
COLLAGEN

THE MARKET

The plant-based protein supplement market is expected to reach $13B by 2026

The multi-billion-dollar plant-based protein powder supplement market is not only massive but is projected to continue to enjoy growth approaching 14%.

As consumers continue to gain awareness about factory farming, dairy, other animal-derived allergens, and the improved absorption and other health benefits of plant-based protein, we expect this market segment to continue to grow.


plant-based
PROTEIN
SUPPLEMENT
Market
$13 Billion

by 2020


SUNWARRIOR
CLEAN GREENS & PROTEIN
Chocolate
SUNWARRIOR
PROTEIN
CLASSIC PLUS
Chocolate
SUNWARRIOR
PROTEIN
WARRIOR BLEND
Vanilla

OUR TRACTION

We are on the shelves of over 12K locations around the U.S.

With a strong focus on mission, vision, innovation, and marketing, product demand and brand awareness has continued to grow - expanding into over 12K brick and mortar locations around the country. We've seen tremendous growth in sales, with lifetime revenue of over $168M and over $19M in revenue in 2019.

Convenient, trusted outlets from natural food grocers like Sprouts Farmers Market, to The Vitamin Shoppe and Whole Foods, Smoothie King - the #1 ranked smoothie brand, over 5,000 CVS stores and thousands of independent health food stores, you can find our 100% plant-based products being sold, proudly displaying the Sunwarrior logo.


over
12k
Brick & Mortar
locations throughout the US
$19
Million
revenue in 2019




SUNWARRIOR
COLLAGEN







Through online distribution platforms, we have partnered with 42 international distributors (67) countries worldwide.


International Reach
OVER
67 Countries

Retail Family Partners in the U.S. & International

CVS pharmacy · Whole Foods Market · The Vitamin Shoppe · Sprouts Farmers Market

GNC Live Well · amazon · H-E-B

Loblaws · HyVee · iHerb · Erewhon Organic Grocer & Cafe

King Soopers · Fresh Thyme Farmers Market Healthy Food. Healthy Values. · Smoothie King · Mothers Polishes•Waxes•Cleaners

Recently, we've seen double-digit revenue growth, thanks to our capacity to manufacture our own products in a timely manner in order to capitalize on shifting market trends, like our keto and collagen formulas.

In 2018, we took our profits and invested them into purchasing our own manufacturing facility which operates under Sun Manufacturing LLC. This helps

us assure higher quality standards, improve deliverability, and overall customer experience. This has also lowered production costs and has opened up a whole new world for private/white label opportunities.


SUNWARRIOR

WHAT WE DO

Encourage our customers to be the healthiest versions of themselves


KETO
FRIENDLY
NO HOOVES
NO HORNS
NO HIDES
VEGAN
NO SYNTHETIC
OR ARTIFICIAL
INGREDIENTS
SOY FREE
GLUTEN FREE
DAIRY FREE
CLEAN KETO
LEAN MEAL
PROTEIN
COLLAGEN
PROTEIN
COLLAGEN
PROTEIN
PROTEIN



Organic & Non-GMO

Highest Standards

Focus On Sustanability

We focus on plant-based proteins and superfoods that are made by nature to provide our bodies with optimal nutrition to keep us feeling and performing at our best.

Thanks to our production facility we now have complete control over our products, and have lightning-fast lead times to get our new products and innovations to market.

Not only do we sell our famous plant-based protein supplements (and meal replacement), but we also share a treasure trove of educational resources, plant-based recipes, and The Forum to assist our customers in achieving their personal wellness goals.

THE BUSINESS MODEL

Partnerships with major brands, brick-and-mortar, and online sales funnels

Our products are available on our website, as well as Amazon and other e-commerce sites, where our average order value is between $50 to $100. We also have an active social media presence, where we reach millions of people monthly and have partnered with key influencers. Between Amazon and our online store we generated over $5M in revenue in 2019.

We also have trusted relationships with thousands of major specialty food chain locations, as well as boutique health food stores and smoothie shops.


$50-$100 Avg. Order
AVAILABLE AT:
Sunwarrior.com
Amazon
E-commerce Sites
Retail Food Chains
Health Boutiques
SUNWARRIOR
LEAN MEAL
OMEGA-3
KETO

HOW WE ARE DIFFERENT

Our brand speaks volumes


PROTEIN
LEAN MEAL
COLLAGEN

As plant-based protein powders and superfood supplements have grown in popularity in recent years, our customers don't just want to buy a health product, they want to forge a relationship with a brand that shares their values and can be relied upon to deliver innovative and quality products.

We believe in self-actualization. For everyone who aspires to become more and live a more fulfilling life, physical health is the first step. As each individual maintains their good health or continually improves, they are afforded more energy and focus to accomplish their higher ideals.

With scientific breakthroughs in epigenetics and an understanding of Light, Energy & Love, Sunwarriors connect with their passion for individual liberty and growth, to make the planet a better place, now and for future generations.


LIGHT · ENERGY · LOVE
RAYS YOUR VIBE


Natural Channel
2019
SPINS Data
3%
6%
25%
SUNWARRIOR
Garden of Life
vega

*Information shown in the above graphic is based on an internal report.

THE VISION

To Nourish & Transform the planet, one individual at a time, by providing the highest quality plant-based nutrition, education, and science-backed bio-technologies

Now that we have built a brand that people around the world have grown to trust, we're ready to supply the growing demand and provide new solutions to current and new customers.

Just like we were able to do with recent emerging trends in keto and preferred plant-based collagen, our ability to quickly adapt to new realizations and alterations in nutrition will give us a first-mover advantage on any number of future emerging product categories.


SUNWARRIOR
35




PROTEIN
WARRIOR
BLEND
Chocolate


SUNWARRIOR





OUR TEAM

Over 40 years of nutritional and business expertise

Founders Nick Stern and Denley Fowlke both fell in love with the world of nutrition and natural health at a young age — gobbling up as many books on the topic as they could find, and culminating in the two of them meeting at the Raw Food Festival in Arizona, where they decided to team up and create superior vegan protein alternatives that taste delicious.

Vegans and non-vegans choose Sunwarrior as their preferred plant-based protein to build muscle, improve strength, or simply provide their bodies with essential protein for all the crucial functions proteins play a role.

Sunwarrior employs 32 full-time employees and 1 part-time employee. Now with our own in-house marketing, sales, finance, and IT departments, Sunwarrior's dream has become a reality.

Our mission is to help guide individuals on their path to self-actualization.





Believing that plants provide the cleanest and most powerful fuel for the body, Sunwarrior was born in 2008, from the dreams of two men passionate about natural health.

Nick Stern & Denley Fowlke
Founders & Owners

WHY INVEST

Our track record speaks for itself

We have a proven track record of sales and growth with a highly experienced and capable team that reaches across 67 countries, and continues to expand.

When you see Sunwarrior products in local retail outlets or stores you might visit in your travels around the world, we want you to be excited to know that you own a part of a company that's changing lives and the world, for the better. Grow with Sunwarrior.


SUNWARRIOR
KETO
25g
6g
KETO


KETO



Meet Our Team



Wesley Williams

CFO

I was born and raised in southern California. Received BS in finance from Brigham Young University. Attended the University of Nevada - Las Vegas for MBA. From 1993 - 2001 worked for two different home builders progressing through various accounting positions, primarily as Controller. From 2001 - 2011 functioned as controller for large, multi-regional landscape company. Since 2011 I have work as the Chief Financial Officer for Sunwarrior.

I am a health and fitness enthusiast. As a hobby, I am a Certified Personal Trainer. I have been happily married for 31 years with four grown children.



Russ Crosby

CSO

I joined Sunwarrior ten years ago. During my tenure here, I've served in various sales and marketing roles as well as the company's Operating Manager and now the Chief Sales Officer. During this time, my role afforded me the chance to lead a team toward some outstanding growth, ultimately landing us on the Inc 500 of fasted growing companies.

Before Sunwarrior, I spent 7 years at Kroll Inc, a risk consulting firm, working as a Sales & Marketing account executive.

I've been happily married for 23 years, have four daughters, and one granddaughter. I have a passion for health, fitness, and an unquenchable thirst for knowledge in my quest for self-actualization.



Emerson Carnavale

CEO

I have been with Sunwarrior now for just over six years. While at Sunwarrior, I have had the opportunity to manage its Supply Chain organization and most recently acting as CEO.

Prior to Sunwarrior, I learned much from my experience in large corporations such as UPS, Honeywell, and Henkel. This experience has proven to be priceless in my career.

I have a Bachelors Degree in Business Supply Chain Management from Brigham Young University, and an MBA from Thunderbird School of Global Management. I am happily married and have three amazing children!



Cody Roberts

COO

Accomplished Executive with 16 years of domestic and international experience in operations, P&L oversight, product distribution, sales, strategic planning/execution, and capital raising. Ability to think big picture and overcome complex business challenges, make high-stakes decisions using experience-backed judgment and strong work ethic.Utilizing keen analysis, insights, and team approach to drive continuous improvements throughout the company.

I have been a part of Sunwarrior for 10 years and have strategically helped Sunwarrior grow from a startup to the thriving company it is today. I am currently Chief Operating Officer and work with a great team to deliver the right thing, in the right place, at the right time. I have been happily married for over 22 years and live in Cedar City, Utah with my

wife and 5 sons.



Ryan Blad

CMO

As the Chief Marketing Officer, Ryan leads a creative team in the conceptualization, design and output of high-level campaigns, packaging projects, and events, both internal and external.

He grew up in the crown jewel of the desert, Las Vegas, and graduated in 1999 from BYU in Graphic Design with a minor in communications. Then in 2013 graduated with an MBA in Design Strategy from the highly esteemed California College of the Arts in San Francisco. (https://www.cca.edu/academics/graduate/strategy-mba) Where the focus is to combine design thinking with business principles, successfully building a bridge to left and right brain thinking.

He currently resides in Washington, UT with his wife and 4 kids. Before work, he is known to throw his mountain bike in the back of his truck and ride his favorite trail on the way to the office.

Offering Summary

Company	:	Sun Brothers, LLC
Corporate Address	:	2250 North Coral Canyon Blvd, Washington, UT 84780
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,069,990.00

Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Class B Units
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	106,999
Price per Share	$10.00
Pre-Money Valuation	$58,800,000.00

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

All investors will receive 15% off of Sunwarrior products for life.

Timing-Based Perks

Early Bird Bonus

Invest within the first week and receive 10% bonus units.

Quantity-Based Perks

$250+ | Owner's Discount + an Extra 5% Off First Year

Save 20% on all products on the Sunwarrior website for the first year and then continue to receive the 15% owner's discount and Medallion Rewards Points on your purchases and access to The Forum.

$500+ | Owner's Discount + an Extra 10% Off First Year

With a $500 investment, you'll get 25% off all product purchases onSunwarrior.com for the first year and then the 15% owner's discount and Medallion Rewards Points on your purchases and access to The Forum.

$1,000+ | Owner's Discount + an Extra 15% Off First Year

When you invest $1,000 you'll receive 30% off all product purchases on Sunwarrior.com for the first year and then the 15% owner's discount and Medallion Rewards Points on your purchases and access to The Forum.

$5,000+ |Lifetime 30% Savings on Products + Bonus Bundle

When you invest $5,000 or more you'll receive a lifetime discount of 30% on all products on Sunwarrior.com, plus medallion rewards points on your purchases and access to The Forum. You'll also receive a Sunwarrior product bundle valued over $300.

The 10% Bonus for StartEngine Shareholders

Sun Brothers, LLC d/b/a Sunwarrior will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $10/ unit, you will receive 110 Class B units, meaning you'll own 110 units for $1000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks are preliminary and will not vest until the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1 - MAIN VIDEO

VO: As Sunwarriors, we understand that what we put into our bodies, what we eat, has everything to do with how we feel, how we act, how we think. Let's change our lives as we change the planet. One warrior at a time.

Graphic: Denly Fowlke. Co-Founder

Graphic: Emerson Carnavale. Chief Executive Officer

VO: Our mission is to help individuals on their path to self-actualization, and we believe the first essential step is physical health. To help people take that step, we have created the highest quality plant-based proteins & superfood supplements.

Graphic: Mindy Bringhurst. R&D Manager

VO: At Sunwarrior, we start with 100% clean, organic, plant-based ingredients. We're committed to always being soy-free, gluten-free, non-GMO with no fillers added.

VO: Our products and ingredients are tested multiple times to surpass regulatory requirements and ensure Sunwarrior's high standards.

Graphic: Kristina Gordon. Marketing Project Manager

VO: Our packaging is made from 100% recycled material. They are BPA free, phthalate-free, and when you're done with them, you can throw them right back into the recycle bin.

VO: Don't you just love nature? At Sunwarrior, our products are sustainable, they're nourishing, they're friendly to the animals and to the planet.

VO: The market for plant-based protein is expanding. In fact, we've seen an 11% year over year growth in the US alone.

Graphic: Wes Williams. Chief Financial Officer

VO: Many people are also incorporating more plant foods based on advice from their doctors to reduce chronic illnesses like heart disease and colon cancer while increasing energy and longevity.

Graphic: Ryan Blad. Chief Marketing Officer

VO: Plant-based nutrition is not a passing fad. It continues to be a growing and lasting movement.

VO: Sunwarrior has been providing education and plant-based nutrition solutions since 2008. We were one of the first to offer a plant-based protein powder that taste great.

Graphic: Darren Markle. Process Improvement Leader

VO: Sunwarrior was recognized as one of the fastest-growing companies by Inc. 500 in 2012 and by Inc. 5000 in 2013.

Sunwarrior is an established brand, available in more than 12,000 stores with over $168M in lifetime sales.

Graphic: Cody Roberts. Chief Operating Officer

VO: Our relationships with over 40 distributors places our products in more than 60 countries around the world.

Graphic: Russ Crosby. Chief Sales Officer

VO: We've recently brought manufacturing in house. We control all innovation, all ideation, and get to develop whatever we'd like.

VO: Now, with in-house manufacturing, we are innovating solutions more quickly. And, with new international partnerships, our Sunwarrior tribe is growing.

VO: With your investment in our strong brand, you will help Sunwarrior maximize nutrition and healing education to assist more people on their journey to higher health, consciousness, and frequency.

We're opening up this opportunity with StartEngine to increase working capital to grow into new channels, new countries to prepare for mergers and/or an acquisition.

Help us bring new plant-based solutions like brain formulas and collagen builders to health-minded individuals who are awaiting these life-changing innovations.

We're on a mission. We're here to make a difference. We're here to bring more light, love, and energy to the planet. Come grow with us at Sunwarrior. We can make a difference as we Rays our Vibe.

Graphic: Sunwarrior

Graphic: Light. Energy. Love. Rays Your Vibe

END

++

VIDEO 2

I'm a Sunwarrior Reaching up for the light

As I start my day

To be a Sunwarrior

If you want self-love It's the only way

Two scoops of ice With the Berry Sunwarrior

Soak up the almonds Add fresh vanilla

Go to the window get that sun charged water

Toss in super greens And watch me whip up in the blender

Plant-based Illumination Rich in Antioxidants

Enzymes and minerals And lots of vitamins

and yoga meditation keep it all organic

Illuminate the body, mind, and the planet

I'm a Sunwarrior

Reaching up for the light

As I start my day

To be a Sunwarrior

If you want self-love

It's the only way

It's like consuming self-love

Plant-based iron Like you in the fit club

Getting big With a little bit of this love

And sunlight

It's the Warrior Way

Knowing the truth

Its the living proof

Sourcing the finest ingredients

From around the world

Trying to leave a healthy future for the boys and girls

So what's sustainable kid?

I'm in the produce section

We the Earth guardians in the right direction

I'm a Sunwarrior

Reaching up for the light As I start my day

To be a Sunwarrior If you want Self Love

It's the only way

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SUN BROTHERS, LLC

a Utah Limited Liability Company

AMENDED AND RESTATED OPERATING AGREEMENT

Dated Effective July 9, 2020

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS OPERATING AGREEMENT OR THE INTERESTS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS.

ANY TRANSFER (AS SUCH TERM IS DEFINED IN THIS OPERATING AGREEMENT) OF INTERESTS IS SUBJECT TO RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH HEREIN.

TABLE OF CONTENTS

Page

* * * * *

AMENDED AND RESTATED OPERATING AGREEMENT
OF
SUN BROTHERS, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT OF SUN BROTHERS, LLC, a limited liability company organized under the laws of the State of Utah (hereinafter sometimes referred to as the "Company"), is made and entered into effective as of the 9 day of July, 2020, by and between Wind River Health, Inc., a Utah corporation ("WRH"), and Nature Boy, Inc., a Florida corporation ("NBE"), who are all of the Members of the Company as hereinafter set forth, and such other Persons who become parties to this Agreement pursuant to the terms hereof.

RECITALS

A. Each of WRH and NBE are current members of Sun Brothers, LLC and hereby desire to amend and restate, and wholly replace the existing operating agreement of Company pursuant to the terms of this agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, and such other Persons who are or become a party hereto, hereby elect to be subject to the Utah Limited Liability Company Act and hereby agree to amend, restate, and replace the existing operating agreement of Company as follows:

ARTICLE 1
DEFINITIONS

1.1 Certain Defined Terms. When used in this Agreement, the following terms shall have the respective meanings assigned to them in this Section 1.1:

"Act" means the Utah Limited Liability Company Act.

"Additional Member" means any Person, other than a Substitute Member, admitted to the Company as a Member after the date of this Agreement.

"Adjusted Capital Account" means, with respect to any Member, such Member's Capital Account as of the end of the relevant Allocation Period, after giving effect to all appropriate adjustments required or permitted in accordance with the rules set forth in 26 US Code Section 704(b) and the Treasury Regulations thereunder, including such adjustments required or permitted under GAAP and the Company's normal method of accounting.

"Affiliate" means, with respect to any Person (a) any Person directly or indirectly controlling, controlled by or under common control with such Person, (b) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (c) any officer, director, or general partner of such Person, or (d) any Person who is an officer, director,

general partner, trustee, or holder of ten percent (10%) or more of the outstanding voting interests of any Person described in item (a) or (b) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, whether direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"Agreement" means this Operating Agreement of SUN BROTHERS, LLC, a Utah limited liability company, including all schedules and exhibits hereto, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires. For purposes of the Act, the Agreement is the "operating agreement" (as such term is defined in the Act) of the Company.

"Articles" means, with respect to the Company, the Articles as originally filed with the Secretary, and as the same may be further amended, restated modified or otherwise changed from time to time.

"Assignee" means a Person that has acquired an Interest in the Company (including by means of a Transfer permitted under ARTICLE 8) but has not been admitted as a Member.

"Bankruptcy" means with respect to any Person, a Voluntary Bankruptcy or an Involuntary Bankruptcy.

"Call Value" means, in connection with the sale of a Dissociated Member's Interest pursuant to Section 8.4(b), the fair market value of the Dissociated Member's Interest being purchased taking into account applicable discounts, including minority interest discounts, marketability discounts and other similar discounts.

"Capital Account" means the capital account established by the Company for each Member, in accordance with the rules set forth in Code Sections 704(b) and 704(c), the Treasury Regulations thereunder, and the normal method of accounting established by the Company so far as it is consistent with such Code sections and Treasury Regulations.

"Capital Contribution" means, with respect to any Member, the sum of the amount of cash and the Gross Asset Value of any other property (determined as of the time of contribution and net of liabilities secured by such property that the Company assumes or to which the Company's ownership of the property is subject) contributed by such Member (in accordance with the terms of the Agreement or any supplement hereto) to the capital of the Company with respect to the Interest held by such Member. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*c*)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*d*)(*2*). For purposes of this Agreement, the Capital Contribution shall be deemed to have been made at the later of (a) the Close of Business on the due date of such Capital Contribution as determined in accordance with this Agreement, or (b) the Close of

Business on the date on which such capital contribution is actually received by the Company. "Cash Available for Distribution" means the amount by which the total of cash on hand and in the Company's bank accounts is in excess of the reasonable cash requirements and other reserves of the Company. The cash and reserve requirements shall include, but not be limited to, the amounts reasonably required for all taxes, insurance, debt service, and other expenses of the Company as well as reserves for future capital improvements, replacements and contingencies, all as reasonably determined by the Manager in good faith. Cash Available for Distribution will not be reduced by Depreciation, and will be increased by any reductions of reserves previously established pursuant to the first two sentences of this definition.

"Cause" means, for purposes of removing of a Manager pursuant to the proviso in the first sentence of Section 5.2(c): (a) such Manager willfully engages in conduct that is in bad faith and materially injurious to the Company; or (b) such Manager commits a material breach of this Agreement, which breach is not cured within thirty (30) days after written notice to the Manager from a Member.

"Close of Business" means 5:00 p.m., local time, in Salt Lake City, Utah.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and any corresponding federal income tax statute enacted after the date of this Agreement. A reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal income tax statute enacted after the date of this Agreement as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

"Company" means SUN BROTHERS, a Utah limited liability company.

"Company Minimum Gain" has the meaning ascribed to "partnership minimum gain" in Treasury Regulations Section 1.704-2(b)(2).

"Depreciation" means, for each Allocation Period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Allocation Period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Allocation Period bears to such beginning adjusted tax basis; provided, that if any property has a zero adjusted basis for federal income tax purposes, then Depreciation may be determined under any reasonable method selected by the Manager.

"Disinterested Manager" means, with respect to a specific transaction or arrangement, a Manager who does not have an economic or personal interest in such transaction or arrangement (other than, if such Manager is also a Member, its interest as a Member).

"Disinterested Member" means, with respect to a specific transaction or arrangement, a Member who does not have an economic or personal interest in such transaction or arrangement (other than its interest as a Member).

"Dissolution" or "Dissolved" means, with respect to a legal entity other than a natural person, that such entity has "dissolved" within the meaning of the partnership, corporation, limited liability company, trust or other statute under which such entity was organized.

"DI Value" means, in connection with the sale of a Dissociated Member's Interest pursuant to Section 8.4, the fair market value of the Dissociated Member's Interest being purchased without taking into account minority interest discounts, marketability discounts and other similar discounts.

"Division" means the office of the Utah Secretary of State, or any successor agency which accepts or maintains filings for limited liability companies in the state of Utah.

"Fiscal Year" means the Company's taxable year, which shall be the calendar year, except as otherwise required by the Code and Treasury Regulations, as reasonably determined by the Manager.

"GAAP" means generally accepted accounting principles in the United States set out in the opinions and pronouncements of the Accounting Principles Manager of the American Institute of Certified Public Accountants and the Financial Accounting Standards Manager as in effect from time to time.

"Governmental Body" means any of the following: (a) nation, principality, commonwealth, province, territory, county, municipality, district, federal, State, local, foreign, or other jurisdiction of any nature; (b) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body, or entity and any court or other tribunal); (c) multinational organization or body; or (d) individual, entity, or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military, or taxing authority or power of any nature.

"Gross Asset Value" means, with respect to any asset of the Company or contributed to the Company, such asset's fair market value as determined by the Company, with any decisions required or permitted under this Agreement or the Code being made by the Manager.

"Indemnified Person" means any of the following Persons: (a) a Manager; (b) a Member and (c) each shareholder, partner, member, director, manager, officer, employee, or agent of a Person described in clause (a) or (b) above. In addition, "Indemnified Person" shall mean any employee, independent contractor, or agent of the Company to the extent determined by the Manager. A Person that has ceased to hold a position that previously qualified such Person as an Indemnified Person shall be deemed to continue as an Indemnified Person with regard to all matters arising or attributable to the period during which such Person held such position.

"Interest" means a limited liability company interest in the Company, including any and all rights and benefits to which the holder of such an interest may be entitled as provided in this Agreement and any applicable supplement and/or addendum hereto (*e.g.*, right to receive distributions of Company assets and allocations of income, gain, loss, deduction, credit and similar items from the Company), together with all obligations of such holder to comply with the terms and provisions of this Agreement and any applicable supplement and/or addendum hereto,

and shall be expressed as the percentage interest of each Member in capital, income, gain, loss, deduction, credit and similar items of the Company, as provided in ARTICLE 3 and ARTICLE 4 of this Agreement. Interests in the Company are expressed in terms of a number of Units. Units may be Voting Units or Non-Voting Units which, except for the power to vote, are otherwise identical.

"Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, Dissolution, or other similar relief under any present or future Bankruptcy, insolvency, or similar statute, law, or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

"Majority-In-Interest of the Disinterested Members" means, in connection with a transaction or arrangement in which a Member has an economic or personal interest in such transaction or arrangement (other than its interest as a Member), a group of Disinterested Members who at the time of determination hold more than fifty percent (50%) of the outstanding Voting Interests held by Members.

"Majority-In-Interest of the Members" means, as of the date of determination, a group of Members who at the time of determination hold more than fifty percent (50%) of the outstanding Voting Interests held by Members.

"Manager" means one or more managers as appointed by the Members from time to time pursuant to ARTICLE 7 hereof, and as authorized by the Act. The current Managers are Denley Fowlke, Nick Stern, and Emerson Carnavale and they shall each remain as such until their management is terminated in accordance with the provisions of ARTICLE 7 hereof. The term "Manager" shall mean any successor or additional manager to any individual manager designated in accordance with ARTICLE 7 hereof, during the period of such responsibilities.

"Material Misconduct" means (a) with respect to a Manager, conduct or inaction that constitutes a breach of the Manager's duties (as set forth in Section 5.6), a willful and material breach of this Agreement, or a knowing violation of law by such Manager, and (b) with respect to an Indemnified Person other than the Manager, conduct or inaction that constitutes fraud, gross negligence, reckless or intentional misconduct, willful and material breach of this Agreement, or a knowing violation of law by such Indemnified Person. For purposes of the preceding sentence: (i) an Indemnified Person shall be deemed to have acted in good faith and without negligence with regard to any action or inaction that is taken in accordance with the reasonable advice or opinion of an attorney, accountant, investment bank, or valuation firm so long as such advisor was selected with reasonable care and the Indemnified Person made a good faith effort to inform such advisor of all the facts pertinent to such advice or opinion; and (ii) an Indemnified Person's reliance upon the truth and accuracy of any written statement, representation or warranty of a Member shall be deemed to have been reasonable and in good

faith absent such Indemnified Person's actual knowledge that such statement, representation or warranty was not, in fact, true and accurate.

"Member" means any Person admitted to the Company as a member in accordance with the terms of this Agreement so long as such Person has not withdrawn, retired, dissociated or otherwise ceased to be a member of the Company. Except where the context requires otherwise, a reference in this Agreement to the "Members" shall mean all of the Members (taken together or acting unanimously, as appropriate). "Member Nonrecourse Debt" has the meaning ascribed to "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" has the meaning ascribed to "partner nonrecourse deductions" in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Nonrecourse Deductions" means "nonrecourse deductions," within the meaning of Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

"Nonrecourse Liability" has the meaning ascribed to such term in Treasury Regulations Section 1.752-1(b)(3).

"Non-Transferring Member" means, in connection with the Transfer of an Interest, a Member that is not the transferor of such Interest.

"Non-Voting Units" means Units of Interest that do not have the right to vote on or participate in management of the Company, except when the vote of a Super-Majority-In-Interest is required by this Agreement.

"Permitted Transferee" means (a) with respect to a Member transferring an Interest, (i) any other Member, or (ii) any entity, such as a corporation, partnership, or limited liability company, that is controlling, controlled by, or under common control with such Member, or that is for the primary benefit of such Member; and (b) with respect to an Assignee transferring an Interest, any Member.

"Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust, joint venture, governmental agency, or other entity, whether domestic or foreign.

"Prime Rate" means the rate of interest published or announced from time to time as the U.S. "prime rate" in the "Money Rates" section of *The Wall Street Journal*.

"Proceeding" means any action, suit, litigation, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing, or other proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding) that is, has been, or may in the future be commenced, brought, conducted, threatened, or heard by or before any Governmental

Body or any arbitrator or arbitration panel in which the Person seeking indemnification therefor is a party or non-party or is seeking to enforce its rights to indemnification pursuant to ARTICLE 11.

"Profits" and "Losses" mean, for each Allocation Period, an amount equal to the Company's taxable income or loss for such Allocation Period, determined in accordance with Code Section 703(a) with appropriate adjustments as required or permitted to reflect (a) receipts and expenditures which are exempt from or otherwise excluded in computing taxable income; (b) adjustments made to reflect differences in value and tax basis of assets; (c) gains or losses taken into account as a result of distributions; and (d) notwithstanding any other provision of this definition, any items of Company income, gain, loss and deduction specially allocated pursuant to Sections 6.2 and 6.3 shall not be taken into account in computing Profits and Losses. Except as otherwise delegated or limited herein, the Manager shall have authority to make good faith decisions regarding permissible elections under the Code, and the manner in which any provision of the Code which is ambiguous under the then existing circumstances is applied.

"Securities" means securities of every kind and nature and rights and options with respect thereto, including stock, warrants, notes, bonds, debentures, evidences of indebtedness, and other business interests of every type, including interests in partnerships, joint ventures, proprietorships, and other business entities.

"Secretary" or "Secretary of State" shall mean the Utah Secretary of State, or any other department of division of the State of Utah which hereafter may be given responsibility for administering the Act and accepting filings in behalf of the Company.

"Securities Act" means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

"State" means any constituent state of the United States, as well as the District of Columbia.

"Substitute Member" means an Assignee of all or a portion of a Member's Interest in the Company who becomes a Member and succeeds, to the extent of the Interest assigned, to the rights and powers and becomes subject to the restrictions and liabilities of the assignor Member.

"Tax Percentage" means, with respect to a Fiscal Year, the approximate percentage (as reasonably determined by the Manager in good faith) of federal and State income taxes which must be paid by the Member having the highest combined (State and federal) income tax bracket of all of the Members on that Member's allocated share Profit for such Fiscal Year.

"Term" means the period commencing on the date that the Articles were filed with the Division and ending on the date that the Company is Dissolved. Where not capitalized, "term" shall mean the entire period of the Company's existence, including any period of winding up and liquidating the Company following the Dissolution of the Company pursuant to ARTICLE 10.

"Termination" or "Terminated" means, with respect to a legal entity other than a natural person, that such entity has Dissolved, completed its process of winding up and liquidating and otherwise ceased to exist.

"Transfer" means, (a) as a noun, any sale, exchange, transfer, gift, encumbrance, assignment, pledge, mortgage, hypothecation, or other disposition, including any transfer of beneficial ownership, whether voluntary or involuntary, and (b) as a verb, to sell, exchange, transfer, give, encumber, assign, pledge, mortgage, hypothecate, or otherwise dispose of, whether voluntarily or involuntarily.

"Treasury Regulations" means the temporary and final regulations issued by the United States Department of the Treasury and relating to a matter arising under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"United States" means the United States of America.

"Units" means the indicia of Interests in the Company, which are expressed in terms of a number of Units. A Member's or an Assignee's proportionate Interest in the Company is determined by the number of Units held by the Member or Assignee relative to the number of Units held by all Members and Assignees. The Company shall have authority to issue two types of Units, denominated and Voting Units and Non-Voting Units. The Company shall have authority to issue up five million two hundred and ninety-two thousand. (5,292,000) Voting Units and up to five hundred and eighty-eight thousand. (588,000) Non-Voting Units.

"Voluntary Bankruptcy" means, with respect to any Person, (a)(i) the inability of such Person generally to pay its debts as such debts become due, (ii) the failure of such Person generally to pay its debts as such debts become due, or (iii) an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; (b) the filing of any petition or answer by such Person seeking to adjudicate it as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to Bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property; or (c) corporate action taken by such Person to authorize any of the actions set forth above.

"Voting Units" means any Units of Interest that have the right to vote on or participate in management of the Company.

ARTICLE 1
ORGANIZATIONAL MATTERS

1.1 Formation. The Company was formed as a Utah limited liability company under the laws of the State of Utah by filing the Articles with the Secretary of State. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member or Manager are different by reason of any provision of this Agreement than they would be in the absence of such provision, then this Agreement shall, to the extent permitted by the Act, control.

2.2 Name. The name of the Company is and shall be "SUN BROTHERS, LLC". The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deems appropriate or advisable. The Manager shall file or cause to be filed any fictitious name certificates and similar filings, and any amendments thereto, that the Manager considers appropriate or advisable.

2.3 Term. The Term of the Company shall be the maximum duration permitted by law. Except as specifically provided in Section 10.1, the Company shall not be Dissolved prior to the end of its Term.

2.4 Registered Office and Agent. The Company shall continuously maintain a Utah registered office and a registered agent for service of process as required by the Act. The registered office and agent of the Company shall be as follows:

Thad D. Seegmiller
301 N 200 E, Ste 3-A
St George, UT 84770

If the registered agent ceases to act as such for any reason, or the registered office shall change, then the Manager shall promptly designate a replacement registered agent or file or cause to be filed a notice of change of address, as the case may be.

2.5 Principal Office. The Company shall have a single principal office (the "Principal Office") which presently shall be located at 2250 North Coral Canyon Blvd., Ste 100, Washington, Utah 84780 and may thereafter be changed from time to time by the Manager upon notice to the Members. The Company may have such other offices and in such locations as the Manager from time to time may determine, or the business of the Company may require.

2.6 Purpose. The purpose of the Company is to hold and manage the Assets and engage in any lawful activities determined by the Manager.

2.7 Title to Company Property. Title to any property acquired by or contributed to the Company shall be placed in the name of the Company and shall remain in the Company's name for as long as the Company owns the property.

2.8 Member Information.

(a) Each Member shall provide the Company with appropriate contact information for such Member (including such Member's mailing address, telephone number, facsimile number, and e-mail address (if available), as well as, in the case of a Member that is an entity, the name or title of an individual to whom notices and other correspondence should be directed). Each Member shall provide the Company with such information at the time of its execution of this Agreement, and shall thereafter promptly notify the Company in writing of any change to such information. The respective contact information of the Members is set forth on Exhibit A. The Manager shall update Exhibit A from time to time to reflect accurately the information set forth thereon, which updates shall not require the consent or approval of the Members.

(b) Each Member shall furnish to the Company upon request any information with respect to such Member reasonably determined by the Manager to be necessary or convenient for the formation, operation, Dissolution, winding up, or Termination of the Company.

2.9 Additional Documents. The Manager shall cause to be executed, filed, recorded, published, or amended in the name of the Company any documents, as the Manager in its reasonable discretion determines to be necessary or advisable, (a) in connection with the formation, operation, Dissolution, winding up, or Termination of the Company pursuant to applicable law, or (b) to otherwise give effect to the terms of this Agreement. The terms and provisions of each document described in the preceding sentence shall be initially established and shall be amended from time to time as necessary to cause such terms and provisions to be consistent with the terms and provisions of this Agreement.

2.10 Taxation as a Partnership. It is the intent of the Members that the Company shall be, to the extent permissible by applicable law, treated as a partnership for federal and applicable State tax purposes and, accordingly, (a) no Member shall file any election with any taxing authority to have the Company treated otherwise, and (b) each Member hereby represents, covenants, and warrants that it shall not maintain a position inconsistent with such treatment. The Manager hereby agrees that, except as otherwise required by applicable law or approved by all of the Members, it (i) will not cause or permit the Company to elect (A) to be excluded from the provisions of Subchapter K of the Code, or (B) to be treated as a corporation (or association treated as a corporation) for any federal, State, or local income tax purposes; (ii) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for all income tax purposes; (iii) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for income tax purposes; and (iv) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Manager or officer of the Company shall be a partner or joint venturer of any other Member, Manager or officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.10.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1 Capital Contributions.

(a) Generally. WRH and NBE have each made an initial contribution to the capital of the Company consisting of their respective shares of the Assets in exchange for the Interests described in Exhibit A. Except for the initial contributions of the Assets or as otherwise permitted by the Manager, all Capital Contributions shall be in cash. In the event a Member transfers to the Company property which is subject to an underlying encumbrance and which is recourse to said transferring Member, then and in such event, the underlying liability shall remain with the said transferring Member.

(b) Update Exhibit A. The Manager is hereby authorized and directed, without any vote or consent of the Members, to amend Exhibit A from time to time to accurately reflect the ~~Interests of the Members, the~~ Capital Contributions of the Members, the unreturned capital of the Members, and any other information set forth thereon.

3.2 Additional Capital Contributions. Except as specifically provided in this ARTICLE 3 or Section 7.8(d), no Member shall be required to make any additional Capital Contributions.

3.3 Capital Accounts. The Company shall establish and maintain an individual Capital Account for each Member in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv).

3.4 Withdrawal and Return of Capital. No Member may withdraw or demand withdrawal of any portion of its Capital Contribution or Capital Account balance. Except as otherwise provided in ARTICLE 7 or ARTICLE 10, no Member shall be entitled to return of such Member's Capital Contributions, a distribution in respect of such Member's Capital Account balance, or any other distribution in respect of such Member's Interest.

3.5 Loans to the Company. No Member shall be required to lend any money to the Company or to guaranty any Company indebtedness. A Member may make a loan to the Company in any amount and on such terms as are agreed by the Manager and such Member, and any such loan shall not be treated as a Capital Contribution.

3.6 Interest on Capital. No Member shall be entitled to interest on such Member's Capital Contributions, Capital Account balance, or share of unallocated Profits.

3.7 Contributed Property. With respect to property contributed by a Member to the Company with the approval of the Manager, such Member shall provide the Company any information reasonably requested by the Company for purposes of determining the Gross Asset Value of and the Company's tax basis in such property, and for compliance with Code Section 704(c).

ARTICLE 4
MEMBERS

4.1 Admission of Members and Additional Members.

(a) Each Person that has executed this Agreement and whose name is listed on Exhibit A as a Member and who has made or makes a Capital Contribution in accordance with Section 3.1 (to the extent required in connection with such Person's admission as a Member) is hereby admitted as a Member.

(b) Subject to the other provisions of this Agreement and upon the affirmative vote of all Members, the Manager may cause the Company, from time to time, to issue additional Interests and admit Additional Members to the Company upon the affirmative vote or written consent of all of the Members holding Voting Interests in the Company.

(c) A Person shall not be admitted as an Additional Member prior to the execution by such Person of this Agreement or otherwise agreeing in writing to be bound by the terms and provisions hereof.

(d) Notwithstanding the foregoing provisions of this Section 4.1, Substitute Members may only be admitted in accordance with ARTICLE 8.

(e) The Manager is hereby authorized and directed, without any further vote or consent of the Members, to amend Exhibit B from time to time to reflect the admission of an Additional Member and the resulting Interests of each Member.

(f) The Manager, upon the approval of all Members, may cause the Company, from time to time, to issue "profits interests" of up to ten percent (10%) of the Voting Units and of the Non-Voting Units, and to admit the holders of such interests as Additional Members of the Company upon the affirmative vote or written consent of a Super-Majority-in-Interest of the Members holding Voting Interests in the Company. Such profits interests shall be issued on such terms as the Manager deems to be in the best interest of the Company, as confirmed by all of the Members holding Voting Interests in the Company, shall be considered Interests in the Company for all purposes under this Agreement, and unless provided otherwise at the issuance of such profits interests, the holders of such profits interests shall be considered Members of the Company. Such profits interests are intended to constitute "profits interests" within the meaning of Revenue Procedures 93-27 and 2001-43 (or the corresponding requirements of any subsequent guidance promulgated by the Internal Revenue Service or other applicable Law). Profits interests shall be issuable only to Persons who are employed by or who provide services to the Company or a Subsidiary of the Company.

4.2 Limited Liability. Except as set forth in this Agreement or as required by applicable law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Member of the Company.

4.3 Nature of Interest. A Member's Interest constitutes its personal property. No Member has any interest in any specific asset or property of the Company.

4.4 Capital Interests. The respective interests of the Members in the capital of the Company are set forth in Exhibit A, as may be amended from time to time as provided in Section 4.1(e) above.

4.5 Powers of Members. The Members shall have no powers or authority conferred upon them pursuant to the Act except to the extent conferred upon them by this Agreement or as required by applicable law (including the Act). Except as otherwise specifically provided to the contrary in this Agreement, the management and control of the Company and its business and affairs is vested exclusively in the Manager as more specifically provided in Section 5.1. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind nor execute any instrument on behalf of the Company. Any Member, acting solely in the capacity of a Member, who takes any action or binds the Company in violation of this Section 4.5 shall be solely responsible for any loss, expense, damage, or

injury suffered or sustained by the Company and/or the other Members as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to any such loss, expense, damage, or injury. Further, upon any breach of a Member's obligations under this Section 4.5, the Company shall have a right of offset against any distribution or other amounts payable to such Member under this Agreement for amounts owed to the Company pursuant to the indemnification obligation described in the preceding sentence.

4.6 Vote or Written Consent of the Members. Except as otherwise expressly provided in this Agreement or the Certificate or required by applicable law (including the Act), the Members shall have no voting, approval, or consent rights. Unless otherwise specifically provided in this Agreement, each matter requiring the vote or written consent of the Members shall be authorized or approved by the vote or written consent of a Majority-In-Interest of the Members holding Voting Interests. Notwithstanding anything to the contrary herein, the Manager may from time to time elect to submit a matter to the vote or approval of the Members holding Voting Interests in the Company even though the Manager is not obligated to submit such matter to the vote or approval of the Members, provided that the result of any such vote or approval of the Members on any such submission shall be binding upon the Manager. The Members holding Non-Voting Interests shall have no voting, approval, or consent rights.

4.7 Proxies. Every Member entitled to vote or to execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such Member or its duly authorized agent, which proxy shall be filed with the Manager at or before the meeting at which the proxy is to be used. No proxy shall be voted on after three (3) years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the Person who executed it or such Person's legal representatives or assigns, except in those cases where an irrevocable proxy has been given.

4.8 Meetings. No annual or regular meetings of the Members are required. Notwithstanding the prior sentence, meetings of the Members may be held subject to the following provisions:

(a) Place of Meeting. Meetings of the Members may be held at such place, either within or without the State of Utah, as may be designated from time to time by the Manager, or, if not so designated, then at the Principal Office. The Manager may, in its sole and absolute discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication. Subject to such reasonable guidelines and procedures as the Manager may adopt, the Members not physically present at a meeting of the Members may, by means of remote communication: (i) participate in a meeting of the Members; and (ii) be deemed present in person and vote at a meeting of the Members whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Company shall implement reasonable measures to verify that each Person deemed present and permitted to vote at the meeting by means of remote communication is a Member, (B) the Company shall implement reasonable measures to provide such Members a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Members, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any Member votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be

maintained by the Company. For purposes of this Section 4.8(a), "remote communication" shall include telephone or other voice communications and electronic mail or other form of written, audio or visual electronic communications.

(b) Power to Call Meetings. Meetings of the Members may be called by any Manager, or upon written demand of Members holding Interests representing at least twenty percent (20%) of the Voting Interests held by Members.

(c) Notice of Meeting. The Manager shall send or cause to be sent or otherwise delivered to each Member written notice of a meeting of the Members not less than ten (10) days or more than sixty (60) days before the date of the meeting. The notice shall specify the place, if any, date and hour of the meeting, the purpose or purposes of the meeting, and the means of remote communication, if any, by which the Members may be deemed to be present in person and vote at such meeting.

(d) Quorum. At all meetings of the Members, the presence, in person or by proxy duly authorized, of a Majority-In-Interest of the Members holding Voting Interests shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of the Members may be adjourned, from time to time, by vote of the holders of a majority of the outstanding Voting Interests represented at such meeting, but no other business shall be transacted at such meeting.

(e) Voting. Except as otherwise required by applicable law or this Agreement, any action taken by Members having no less than the minimum of votes that would be necessary to authorize or take such action as specifically set forth in this Agreement, or, if not specifically set forth herein, as set forth in Section 4.6, at any meeting at which a quorum is present shall be valid and binding upon the Company.

(f) Adjourned Meeting. When any meeting of Members is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at a meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is subsequently fixed, or unless the adjournment is for more than thirty (30) days from the date set for the original meeting, in which case the Manager shall set a new record date. At any adjourned meeting, the Company may transact any business which might have been transacted at the original meeting.

(g) Waiver of Notice or Consent.

(i) The actions taken at any meeting of Members called and noticed other than in accordance with Sections 4.8(b) and 4.8(c), and wherever held, shall have the same validity as if taken at a meeting duly called and noticed in accordance with Sections 4.8(b) and 4.8(c), if a quorum is present, and if, either before or after the meeting, each of the Members entitled to vote, who was not present in person or by proxy duly authorized, signs a written waiver of notice or consents to the holding of the meeting or approves the minutes of the meeting. All such waivers, consents, or approvals shall be filed with the Company's records or made a part of the minutes of the meeting.

(ii) Attendance of a Member at a meeting shall constitute a waiver of notice of that meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at the meeting is not a waiver of any right to object to the consideration of matters not included in the notice of meeting if that objection is expressly made at the meeting. Neither the business to be transacted nor the purpose of any meeting of Members need be specified in any written waiver of notice.

(h) Action by Written Consent Without a Meeting. Any action that may be taken at a meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting for the action so taken is signed by Members having no less than the minimum of votes that would be necessary to authorize or take such action as specifically set forth in this Agreement, or, if not specifically set forth herein, as set forth in Section 4.6. Unless the consent of all of the Members has been solicited in writing, prompt notice shall be given of the taking of any action approved by the Members without a meeting by less than unanimous written consent, to those Members who have not consented in writing to such action; provided, however, the failure to give such notice shall not affect the validity of the consent or the action taken.

(i) Record Date. In order that the Company may determine the Members of record entitled to notice of any meeting or to vote or to execute consents or to exercise any rights in respect of any other lawful action, the Manager may fix, in advance, a record date that is not more than sixty (60) days nor less than ten (10) days prior to the date of the meeting. If no record date is fixed:

(i) The record date for determining the Members entitled to notice of or to vote at a meeting of the Members shall be at the Close of Business on the business day preceding the date on which notice is given, or, if notice is waived, at the Close of Business on the business day preceding the day on which the meeting is held.

(ii) The record date for determining the Members entitled to give consent to an action in writing without a meeting shall be the day on which the first written consent is given.

(iii) The record date for determining the Members for any other purpose shall be at the Close of Business on the day on which the Manager adopts a resolution relating thereto.

(iv) The determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting unless the Manager fixes a new record date for the adjourned meeting, but the Manager shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

4.9 Transactions With the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member or an Affiliate of a Member may lend money to and transact other business with the Company. Subject to other applicable

law, such Member or Affiliate of a Member has the same rights and obligations with respect thereto as a Person who is not a Member.

4.10 Member's Expenses. Except as otherwise provided in this Section 4.10, no Member, in its capacity as such, shall be reimbursed for expenses incurred on behalf of, or otherwise in connection with, the Company; provided, however, a Member may be reimbursed for any such expenses with the approval of the Manager, which approval may be given or withheld by the Manager in its sole and absolute discretion; provided, further, that no Member shall be reimbursed for any expense unless and until such Member provides the Company with reasonable documentation relating thereto. Any reimbursement paid by a third party for expenses actually reimbursed by the Company shall be retained by (or paid over by the recipient thereof to) the Company.

4.11 Member's Compensation. The Company shall not be obligated to pay a salary, bonus, or similar compensation to any Member in respect of services provided to the Company by such Member, in its capacity as such, but the Company may pay salaries, bonuses, or similar types of compensation to one or more Members as service providers of the Company at such times and in such amounts as shall be determined by the Manager in its reasonable discretion.

4.12 Confidentiality.

(a) The Members hereby acknowledge that the Members will be in possession of confidential information, the improper use or disclosure of which could have a material adverse effect upon the Company or upon one or more Members.

(b) For purposes of this Agreement, "Confidential Information" means any and all information and material disclosed by the Company to a Member or obtained by a Member through inspection or observation of the Company's or any of its Subsidiaries' property or facilities (before or after the signing of this Agreement, and whether in writing, or in oral, graphic, electronic or any other form) that is (i) marked as confidential or proprietary, (ii) if disclosed orally or in other intangible form or in any form that is not so marked, that is identified as confidential at the time of such disclosure or within a reasonable time thereafter, or (iii) by their nature, or based on circumstances under which they were disclosed, should reasonably be considered to be confidential or proprietary in nature. Confidential Information, includes, without limitation, any information provided to a Member by or on behalf of the Company concerning the business or assets of the Company or any of its Subsidiaries (including their respective employees, consultants, investors, affiliates, licensors, suppliers, vendors, customers, clients and other persons and entities) or another Member. For purposes of this Section 4.12, Confidential Information (including information relating to another Member) provided by one Member to another shall be deemed to have been provided on behalf of the Company.

(c) A Member shall hold all Confidential Information in strict confidence and shall not disclose any Confidential Information to any third party, other than to its employees, agents, consultants, subsidiaries, and other affiliates who (i) need to know such information, (ii) are informed of the existence of this Agreement and its restrictions on the disclosure and use of Confidential Information, and (iii) are bound by employment, consulting or similar agreements restricting the disclosure and use of such information comparable to and no less

restrictive than those set forth herein. A Member shall not use any Confidential Information for the benefit of itself or any third party or for any purpose other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company (in a manner not inconsistent with the interests of the Company). A Member shall take the same degree of care that it uses to protect its own confidential and proprietary information and materials of similar nature and importance (but in no event less than reasonable care) to protect the confidentiality and avoid the unauthorized use, disclosure, publication or dissemination of the Confidential Information.

(d) The obligations of a Member under this Section 4.12, including the restrictions on disclosure and use, shall not apply with respect to any Confidential Information to the extent such Confidential Information: (i) is or becomes publicly known through no act or omission of such Member or breach known to such Member of any other duty owed to or agreement with the Company by any Person; (ii) was rightfully known by such Member before receipt from the Company without breach known to such Member of any other duty owed to or agreement with the Company by any Person; (iii) becomes rightfully known to such Member without confidential or proprietary restriction from a source other than the Company that does not owe a duty of confidentiality to the Company with respect to such Confidential Information; or (iv) is independently developed by such Member without the use of or reference to the Confidential Information of the Company and without breach known to such Member of any other duty owed to or agreement with the Company by any Person, as evidenced by such Member's contemporaneous written records. In addition, a Member may use or disclose Confidential Information to the extent (A) approved in writing by the Company (and with respect to Confidential Information regarding another Member, the approval of such Member); or (B) the Member is legally compelled to disclose such Confidential Information, provided, however, that prior to any such compelled disclosure, the Member shall give the Company (and with respect to Confidential Information regarding another Member, such other Member) reasonable advance notice of any such disclosure and shall cooperate with the Company (and with respect to Confidential Information regarding another Member, such other Member) in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information.

(e) Notwithstanding anything to the contrary in this Agreement or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, each Member hereby acknowledges and agrees, that effective immediately upon commencement of discussions between them with respect to the transactions contemplated herein, including without limitation the formation of the Company and the admission of the Members, each Member (and its employees, representatives, or other agents) has been and is permitted to disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Company and its transactions and all materials of any kind (including opinions or other tax analyses) that are or have been provided to the Members (or to any other such Person) relating to such tax treatment and tax structure; provided, with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of the Company and its transactions as well as other information, that this authorization shall only apply to such portions of the documents or similar items that relate to the tax treatment or tax structure of the Company and its transactions; provided, further, that any information relating to the tax treatment or tax structure shall remain subject to the

confidentiality provisions of this Section 4.12 (and this Section 4.12(e) shall not apply) to the extent reasonably necessary to enable the parties hereto, their affiliates, managers, directors, and employees to comply with applicable securities laws. This Section 4.12(e) is intended to comply with Treasury Regulations Section 1.6011-4(b)(3)(iii) and shall be interpreted consistently therewith. The parties hereto hereby acknowledge that this written authorization does not constitute a waiver by any party of any privilege held by such party pursuant to the attorney-client privilege or the confidentiality privilege of Code Section 7525(a).

(f) A Member shall promptly notify the Company of any unauthorized use, disclosure, publication, or dissemination of Confidential Information to which the Member becomes aware or reasonable believes has occurred.

(g) Notwithstanding anything to the contrary in this Section 4.12, the Company and the Manager may disclose any information to the extent necessary or convenient for the formation, operation, Dissolution, winding up, or Termination of the Company (as determined by the Manager in its reasonable discretion).

ARTICLE 5
MANAGEMENT AND CONTROL OF THE COMPANY

5.1 Management of the Company.

(a) Management by Manager. The business, property, and affairs of the Company shall be managed exclusively by or under the direction of the Manager.

(b) Manager. Management of the Company shall be vested in one or more Managers, the number of which shall be determined by the vote of a Majority-In-Interest of the Members holding Voting Interests. A Manager need not be a Member, a resident of the State of Utah, or a citizen of the United States. The initial number of Managers is three (i), and the initial Managers of the Company are Denley Fowlke, Nick Stern, and Emerson Carnavale and they shall each individually continue as Manager of the Company until their respective resignation or removal. Upon the resignation or removal of any individual manager, the Members shall elect a new Manager or Managers in accordance with the provisions of this ARTICLE 5.

(c) Power and Authority of the Manager. Except for situations in which the approval of the Members is expressly required by the Act, the Certificate, or this Agreement, the Manager shall have full, complete, and exclusive authority, power, and discretion to manage and control the business, property, and affairs of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, property, and affairs. All checks, drafts, credit card charge or any other orders for the payment of money, and all notes or other evidences of indebtedness issued in the name of the Company shall be signed by the Operating Manager. All checks of the Company, with respect to expenses not pre-approved in the Company's budget, and for an amount in excess of One Thousand and *Noll* 00 Dollars ($1,000.00) shall require majority approval from the Board of Directors prior to the Operating Manager having authority to sign such checks. The majority approval of the Board of Directors for all such checks may be obtained formally in writing, or informally, such as by email, voicemail, or text message.

(d) Management by Members. At all times when there are not one or more Managers appointed to act hereunder by the Members pursuant to this ARTICLE 5, all business of the Company shall be under the exclusive management of the Members and the agreement of a Majority-In-Interest of the Members holding Voting Interests shall be necessary for all decisions affecting the Company. All actions which are to or may be taken by or on behalf of the Company, or regarding the management of the Company, by the Managers of the Company, as provided herein or under the Act, shall be taken by the Members at all times when there is no Manager acting hereunder.

5.2 Election, Resignation and Removal of Manager.

(a) Election. Except as otherwise set forth below, the Managers shall be elected by the affirmative vote or written consent of Majority-In-Interest of the Members holding Voting Interests.

(b) Resignation. Any Manager may resign at any time by giving fourteen (14) days written notice to the remaining Managers, if any, and to the Members. Any such resignation shall be without prejudice to the rights, if any, of the Company under any contract to which the resigning Manager is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(c) Removal. Members holding not less than two-thirds of the Voting Interests shall have the power to remove a manager at any time, with or without cause, by giving written notice to the manager of his, her or its removal. The removal shall take effect upon receipt of the notice or at such later time as shall be specified in the notice. Any removal shall be without prejudice to the rights, if any, of the Manager under any contract to which such Manager is a party, and, if the Manager is also a Member, shall not affect the Manager's rights as a Member or constitute a withdrawal as a Member.

(d) Vacancies. Any vacancy occurring for any reason in the number of Managers shall be filled in accordance with Section 5.2(a).

5.3 Meetings. No annual or regular meetings of the Manager are required. In the event the Manager elects, in its sole and absolute discretion, to hold meetings, then the following provisions shall apply to any such meetings:

(a) Place of Meeting. Meetings of the Manager may be held at such place, either within or without the State of Utah, as may be designated from time to time by the Manager, or, if not so designated, then at the Principal Office. Any Manager may participate in a meeting by means of conference telephone or other communication equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(b) Power to Call Meetings. Meetings of the Manager may be called by any Manager.

(c) Notice of Meeting. Written notice of the time and place of a meeting of the Manager shall be delivered to each Manager at least forty-eight (48) hours before the start of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting.

(d) Quorum. A quorum of the Manager shall consist of three of the Managers then serving on the Manager, and not less than three; provided, however, at any meeting whether a quorum is present or otherwise, a majority of the Managers present may adjourn from time to time without notice other than by announcement at the meeting.

(e) Voting. At each meeting of the Manager at which a quorum is present, all questions and business shall be determined by a unanimous vote of the Managers then in office, whether or not present, unless a different vote be required by law, the Certificate, or this Agreement.

(f) Waiver of Notice.

(i) The actions taken at any meeting of the Manager called and noticed other than in accordance with Sections 5.3(b) and 5.3(c), and wherever held, shall have the same validity as if taken at a meeting duly called and noticed in accordance with Sections 5.3(b) and 5.3(c), if a quorum is present, and if, either before or after the meeting, each of the Managers who was not present in person signs a written waiver of notice or consents to the holding of the meeting or approves the minutes of the meeting. All such waivers, consents, or approvals shall be filed with the Company's records or made a part of the minutes of the meeting.

(ii) Attendance of a Manager at a Manager meeting shall constitute a waiver of notice of that meeting, except when the Manager objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(g) Action by Written Consent Without a Meeting. Any action that may be taken at a meeting of the Manager may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by all of the Managers then serving on the Manager.

5.4 Powers of the Manager. Without limiting the generality of Section 5.1, but subject to Section 5.5 and the express standards, qualifications, conditions and limitations set forth elsewhere in this Agreement, the Manager shall possess and may exercise all powers and privileges necessary, appropriate, or convenient to manage and carry out the purposes, business, property, and affairs of the Company and to make all decisions affecting such business and affairs, including, without limitation, the power to exercise on behalf of the Company all powers and privileges described in the Act. The expression of any power or privilege of the Manager in this Agreement shall not in any way limit or exclude any other power or privilege which is not specifically or expressly set forth herein.

5.5 Limitations on Power of the Manager.

(a) General Member Approval. The Company shall not (by amendment, merger, consolidation or otherwise), do, and neither the Manager nor any Manager (in his, her or its capacity as a Manager) shall have authority hereunder to cause the Company to effect any transaction or take any action described in this Agreement as requiring the vote, consent or approval of the Members without first obtaining the approval (by affirmative vote or written consent) of a Majority-In-Interest of the Members holding Voting Interests, provided, that if the provision of this Agreement requiring such vote, consent or approval calls for the vote, consent or approval of a higher level of approval of the Members or the vote, consent or approval of certain specified Members, then such transaction or action shall require the vote, consent or approval of such higher level of approval of the Members or such specified Members.

(b) Extraordinary Member Approvals. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not (by amendment, merger, consolidation or otherwise), do, and neither the Manager nor any Manager (in his or her capacity as a Manager) shall have authority hereunder to cause the Company to do, any of the following without first obtaining the approval (by affirmative vote or written consent) a Super-Majority-In-Interest of the Members (defined as two-thirds of the then outstanding Interests, whether Voting Interests or Non-Voting Interests) (a "Super-Majority-In-Interest") of all of the Members:

(i) merge or consolidate the Company with or into one or more other "constituent organizations" as such term may be defined in the Act;

(ii) convert the Company to a different type of "entity", as such term is defined in the Act, and

(iii) take any action to authorize, create or issue, or obligate the Company to create or issue, any equity interest in the Company, including any security convertible into or exercisable for any equity interest in the Company.

5.6 Performance of Duties. Notwithstanding anything to the contrary in the Act, the only duties that a Manager owes to the Company and its Members are those duties specifically set forth in this Agreement and all other duties (other than that contractual obligation of good faith and fair dealing under the Act) are specifically disclaimed and eliminated.

(a) Duty of Care. A Manager's duty of care to the Company and the Members in the conduct and winding up of the Company's business is limited to refraining from conduct or inaction that constitutes fraud, gross negligence, reckless or intentional misconduct, or a knowing violation of law by such Manager.

(b) Duty of Loyalty. Except as otherwise specifically permitted herein (including Sections 5.6(e)and 5.6(f)), a Manager's duty of loyalty to the Company and the Members is limited to the following:

(i) To account to the Company and hold as trustee for it any property, profit, or benefit inappropriately or improperly derived by the Manager in the conduct or winding up of the Company's business or derived from a use by the Manager of Company

property, unless a majority of the Disinterested Managers or a Majority-In-Interest of the Disinterested Members, knowing the material facts of the property, profit, or benefit to be derived by the Manager, consent thereto;

(ii) To hold in strict confidence and use Confidential Information in accordance with the same covenant of confidentiality imposed on the Members in Section 4.12; and

(iii) To refrain from dealing with the Company in the conduct or winding up of the Company business as or on behalf of a party having an interest adverse to the Company, unless a majority of the Disinterested Managers or a Majority-In-Interest of the Disinterested Members, knowing the material facts of the adverse interest, consent thereto.

(c) Reliance on Others. In performing its duties, the Manager may rely on information, opinions, reports, or statements, including financial statements and other financial data, presented to the Company by any Person, including, without limitation, attorneys, accountants, investment bankers, and consultants, as to matters that the Manager reasonably believes are within such Person's professional or expert competence and who has been selected with reasonable care by, or on behalf of, the Manager.

(d) Devotion of Time. A Manager is not obligated to devote all of his time or business efforts to the business and affairs of the Company. A Manager shall devote whatever time, effort, and skill as he, she or it reasonably deems necessary or appropriate to manage the Company's business and affairs.

(e) Other Ventures and Activities. The Members acknowledge that a Manager, its Affiliates and other related Persons (collectively, "Related Persons") may engage or invest, independently or with others, in any business activity of any type or description, including, without limitation, those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company. Neither the Company nor any Member shall have any right in or to such other ventures or activities, or to the income or proceeds derived therefrom. A Manager shall not be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. A Manager shall have the right to hold any investment opportunity or prospective economic advantage for its own account or to recommend such opportunity to Persons other than the Company. The Members acknowledge that a Manager and its Related Persons may own and/or manage other businesses, including businesses that may compete with the Company and for such Manager's time. The Members hereby waive any and all rights and claims which they may otherwise have against a Manager and its Related Persons as a result of any such activities.

(f) Transactions Between the Company and a Manager. Notwithstanding that it may constitute a conflict of interest, a Manager may, and may cause its Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and the terms and conditions of such

transaction on an overall basis, are fair and reasonable to the Company. In any Proceeding challenging any such transaction, the Members challenging such transaction shall have the burden to prove the terms and conditions of such transaction on an overall basis were not fair and reasonable to the Company. A transaction between a Manager and/or its Affiliates, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company if:

(i) The material facts as to the Manager's and/or the Manager's Affiliate's relationship or interest as to the transaction are disclosed or are known to the Disinterested Members, and the transaction is specifically approved by the affirmative vote or written consent of a Majority-In-Interest of the Disinterested Members; or

(ii) The material facts as to the Manager's and/or the Manager's Affiliate's relationship or interest as to the transaction are disclosed or are known to the Manager, and the Manager in good faith authorizes the contract or transaction by the affirmative vote or written consent of a majority of the Disinterested Managers, even if the Disinterested Managers be less than a quorum.

No contract or transaction between the Company and one or more Managers or between the Company and an Affiliate of a Manager shall be void or voidable solely by reason, or solely because the Manager is present at or participates in the meeting of the Managers which authorizes the contract or transaction, or solely because any such Manager's vote is counted for such purpose if such contract or transaction is approved by the Disinterested Managers or Disinterested Members as provided above. Notwithstanding anything to the contrary herein, interested Managers may be counted in determining the presence of a quorum at a meeting of the Manager which authorizes a contract or a transaction in which such Manager has an economic or personal interest.

5.7 Payments to Managers. Except as specified in this Agreement including this Section 5.7, no Manager or Affiliate of a Manager is entitled to remuneration for services rendered or goods provided to the Company. The Managers and their Affiliates shall receive only the following payments:

(a) Services Performed. A Manager may be compensated for services performed for or on behalf of the Company in such amounts as may be approved by the Manager (subject to Section 5.6(f)). Generally, if such Manager is also a Member or otherwise treated as a "partner" for federal income tax purposes, such compensation, if any, shall be deemed to be a guaranteed payment within the meaning of Code Section 707(c); provided, however, for purposes of this sentence, compensation shall not include amounts allocated or distributed to a Manager in respect of its Interest in the Company.

(b) Goods Provided. The Company shall pay a Manager and its Affiliates for goods provided to the Company to the extent that the Manager is not required to provide such goods without charge to the Company, and the provision of goods (and the payment therefor) is approved by the Manager (subject to Section 5.6(f)).

(c) Expenses. The Company will pay, or reimburse a Manager and its Affiliates (to the extent actually paid by the Manager or its Affiliates) for, all fees, costs, and expenses incurred or paid on behalf of the Company relating to the formation, operation, Dissolution, winding up, or Termination of the Company, including, without limitation, the following: (i) legal, accounting, audit, custodial, consulting, and other professional fees relating to services rendered to the Company; (ii) insurance premiums (including officers' and directors' insurance), indemnification payments, costs of litigation, and other extraordinary expenses; (iii) costs of financial statements and other reports to the Members as well as costs of all governmental returns, reports, and other filings; (iv) costs of meetings of the Manager (including the reasonable travel and other out-of-pocket costs incurred by the Managers in attending such meetings); and (v) public notice costs and other costs incurred to comply with applicable law.

5.8 Valuation of Company Assets.

(a) The Manager shall value the Company's assets whenever the Gross Asset Value of such assets are adjusted pursuant to the terms of this Agreement (*e.g.*, upon the Dissolution of the Company, upon a distribution in kind of any Company assets, and upon an adjustment pursuant to Code Section 754) and whenever a determination of Gross Asset Value or fair market value of such assets is otherwise required by this Agreement or deemed necessary by the Manager in its sole and absolute discretion.

(b) Except as otherwise provided in this Agreement, in determining the value of Company property or an Interest, or in any accounting among any or all of the Members, the Manager may use any reasonable valuation method, as determined by the Manager in good faith. In addition, the Manager may, but is not required to, place a value on the goodwill, going concern value, name, records, files, statistical data, or similar assets of the Company not normally reflected in the Company's accounting records, taking into consideration any items of income earned but not yet received, expenses incurred but not yet paid, liabilities fixed or contingent and prepaid expenses to the extent not otherwise reflected in the books of account as well as the fair market value of options or commitments to purchase or sell securities pursuant to agreements entered into on or prior to the valuation date.

(c) The Manager's determination of fair market value of an asset or Interest when required or otherwise permitted pursuant to this Agreement or applicable law, shall in the absence of bad faith, be binding and conclusive for all purposes.

5.9 Execution of Company Instruments.

(a) The signature of the Manager is required to execute any Company instrument or document.

(b) The execution of any Company instrument may be effected in such form, either manual, facsimile or electronic signature, as may be authorized by the Manager.

5.10 Limited Liability of the Managers. No person who is a Manager shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE 6
ALLOCATIONS OF PROFIT AND LOSS

6.1 Allocations of Profit and Loss.

(a) Generally. After giving effect to the special allocations set forth in Sections 6.2 and 6.3 but subject to Section 6.1(b), the Company shall allocate Profits, Losses, and any items of Company income gain, loss, or deduction for each Fiscal Year or shorter period for which it is necessary to make such an allocation (an "Allocation Period") to the Members in accordance with their respective and relative percentage Interests during the Allocation Period as shown on Exhibit B in a manner such that, after making such allocations and as of the end of such Allocation Period, the sum of (i) the Capital Account of each Member, and (ii) such Member's share of Company gain or loss allocated under Treasury Regulations Section 1.704-2(i), shall be equal to the respective net amounts, whether positive or negative, which would be distributed to them or for which they would be liable to the Company under the Act or this Agreement, determined as if the Company were to (A) sell its assets for an amount equal to their Gross Asset Values, (B) pay off its liabilities, and (C) distribute the net proceeds of such liquidation to the Members in accordance with Section 7.1(b).

(b) Excess Losses Otherwise Allocable to a Member. To the extent that Losses or an item in the nature of loss or deduction otherwise allocable to a Member under Section 6.1(a) or any other provision of this Agreement would cause such Member to have a deficit Adjusted Capital Account or cause an existing deficit Adjusted Capital Account of such Member to become more negative as of the end of the period to which such allocations relate, then such Losses or item in the nature of loss or deduction shall not be allocated to such Member but shall instead be specially allocated to the other Members with positive Adjusted Capital Accounts *pro rata* in proportion to their respective positive Adjusted Capital Accounts. This Section 6.1(b) is intended to implement the "alternate test for economic effect" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted and applied consistently therewith.

(c) Allocations in Event of Transfer. If an Interest is Transferred in accordance with this Agreement, allocations of Profits and Losses (or items thereof) as between the transferor and transferee shall be made using any method selected by the Manager (in its reasonable discretion) and permitted under Code Section 706.

6.2 Regulatory Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding anything to the contrary in this ARTICLE 6, if there is a net decrease in Company Minimum Gain for any Allocation Period, each Member shall be specially allocated items of Company income and gain for such Allocation Period (and, if necessary, subsequent Allocation Periods) in an amount equal to that Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to

be so allocated will be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding anything to the contrary in this ARTICLE 6, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Period, each Member who has the share of the Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Allocation Period (and, if necessary, subsequent Allocation Periods) in an amount equal to that Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, determined in accordance with Treasury Regulations Sections 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), and such Member has an Adjusted Capital Account Deficit, items of Company income and gain will be allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 6.2(c) will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this ARTICLE 6 have been tentatively made as if this Section 6.2(c) were not in this Agreement. This Section 6.2(c) is intended to constitute a "qualified income offset" under Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(d) Gross Income Allocation. In the event any Member has an Adjusted Capital Account Deficit at the end of any Allocation Period, the Member shall be allocated items of Company income and gain in the amount of the deficit as quickly as possible, provided that an allocation pursuant to this Section 6.2(d) will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this ARTICLE 6 have been made as if Section 6.2(c) and this Section 6.2(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Allocation Period shall be allocated to the Members in any manner permitted under applicable Treasury Regulations, as reasonably determined by the Manager.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Allocation Period will be specially allocated to the Member who bears the economic risk

of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is elected or required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(*2*) or (*4*), to be taken into account in determining Capital Accounts, the amount of the adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*).

6.3 Curative Allocations. To the extent necessary to avoid any economic distortions which may result from application of Sections 6.1(a) and/or 6.2 (the "Regulatory Allocations"), future items of income, gain, loss, expense and deduction shall be allocated as appropriate in the reasonable discretion of the Manager in order to remedy any economic distortions that the Regulatory Allocations might otherwise cause. In exercising its discretion under this Section 6.3, the Manager shall take into account future Regulatory Allocations under Sections 6.2(a) and 6.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 6.2(e) and 6.2(f).

6.4 Modifications to Preserve Underlying Economic Objectives. In the event that (i) there is a change in the Code, the Treasury Regulations or otherwise under federal income tax law, (ii) the Company borrows money or property on a nonrecourse basis or borrows money for which a Member bears the economic risk of loss, or (iii) the Company makes an election to adjust the basis of the Company's assets under Code Section 754 (it being acknowledged that the Manager' determination as to whether or not to make such an election shall be made in its reasonable discretion), the Manager, acting in its reasonable discretion after consultation with tax counsel to the Company, shall make the minimum modifications to the allocation provisions of this Agreement necessary to preserve the underlying economic objectives of the Members as reflected in this Agreement and, in the case of such a borrowing or election, to properly allocate the tax items relating to such borrowing or election in accordance with the Code and the Treasury Regulations.

6.5 Other Allocation Rules.

(a) Profits, Losses, and any other items of income, gain, loss, or deduction will be allocated to the Members pursuant to this ARTICLE 6 as of the last day of each Fiscal Year; provided that Profits, Losses, and such other items will also be allocated at such times as the Gross Asset Values of Company assets are adjusted.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any Allocation Period, Profits, Losses, and any other items will be determined on a daily, monthly, or other basis, as determined by the Manager (in its reasonable discretion) using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(c) The Members are aware of the income tax consequences of the allocations made pursuant to the provisions of this ARTICLE 6 and hereby agree to be bound by the provisions of this ARTICLE 6 in reporting their shares of Company income and loss for income tax purposes.

(d) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company relating to the Company assets within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company Profits shall be equal to their Interests.

6.6 Allocations for Tax Purposes.

(a) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company by the Members will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its initial Gross Asset Value.

(b) In the event the Gross Asset Value of any Company asset is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to the asset will take into account any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c) Any elections or other decisions relating to the allocations to the Members will be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 6.6 are solely for purposes of federal, state, and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement

ARTICLE 7
DISTRIBUTIONS

7.1 Non-Liquidating Distributions. Except as otherwise provided in Section 6.2, distributions prior to the Dissolution of the Company shall be made in accordance with the provisions of this Section 7.1.

(a) Mandatory Tax Distributions.

(i) Subject to Section 7.6, the Company shall be required to distribute to each Member with respect to each Fiscal Year an aggregate amount (the "Tax Amount") out of Cash Available for Distribution equal to (A) Tax Percentage, multiplied by (B) such Member's allocated share of Profit for such Fiscal Year.

(ii) Each Member's Tax Amount with respect to any Fiscal Year as described above shall be paid by the Company to such Member in four quarterly installments, on such quarterly payment dates and in such estimated amounts as to be determined by the Manager

in good faith. To the extent the actual Tax Amount of any Member calculated with respect to any Fiscal Year (as determined by reference to the actual federal income tax return of the Company filed with respect to such Fiscal Year) exceeds the amount of the aggregate tax installments paid to such Member with respect to such Fiscal Year, the Company shall pay an additional tax installment equal to the amount of such deficiency to such Member within thirty (30) days of the filing of such tax return (to the extent of Cash Available for Distribution). To the extent any Member receives aggregate tax installments with respect to any Fiscal Year in excess of the actual Tax Amount of such Member calculated with respect to such Fiscal Year (as determined by reference to the actual federal income tax return of the Company filed with respect to such Fiscal Year), the amount of such Member's subsequent tax installments shall be reduced in the aggregate by such excess amount.

(iii) For purposes of determining whether the Company has satisfied its distribution obligation under Section 7.1(a), all cash distributions made during a Fiscal Year (or through a particular tax installment date) shall be treated as distributions made pursuant to Section 7.1(a) in respect of such Fiscal Year (except to the extent that such distributions were required to satisfy the obligations of the Company under Section 7.1(a) in respect of one or more prior Fiscal Years, in which case such distributions shall be treated solely for purposes of this Section 7.1(a)(iii) as having been made pursuant to Section 7.1(a) in respect of such prior Fiscal Year or Years).

(iv) Amounts distributed to a Member pursuant to this Section 7.1(a) shall be credited against any future distributions made pursuant to Section 7.1(b) to such Member.

(b) Discretionary Distributions. In addition to the distributions provided for in Sections 7.1(a), but subject to Section 7.1(a)(iv) and applicable law and any limitations contained elsewhere in this Agreement, the Manager shall cause the Company to distribute Cash Available for Distribution at such times and in such amounts as determined by the Manager in its reasonable discretion in the following order and priority:

(i) First, to the Members holding Interests, *pro rata* in proportion to the unreturned capital contributions of such Members (including a Member's predecessor in interest), until the unreturned capital of each such Member has been reduced to zero ($0); and

(ii) Thereafter, to the Members, *pro rata* in proportion to their respective Interests.

7.2 Liquidating Distributions. Notwithstanding the provisions of Section 7.1, cash or property of the Company available for distribution upon the Dissolution of the Company (including cash or property received upon the sale or other disposition of assets in anticipation of or in connection with such Dissolution) shall be distributed in accordance with the provisions of Section 10.3.

7.3 Sales Proceeds. In connection with sale of the Company or the merger or consolidation of the Company with or into another entity where Interests of the Company are exchanged or sold for equity, cash or other consideration (the "Sales Proceeds"), the Members

hereby acknowledge and agree that the entire Sales Proceeds shall be allocated and apportioned among the Members in the same amounts that would be distributed to the Members if: (a) the Company's property and assets had been liquidated for an amount equal to the Sales Proceeds; (b) the proceeds from such liquidation had been applied and distributed in accordance with Section 7.1(b) hereof; and (c) it is assumed that the Company has no liabilities and therefore no amounts are paid or otherwise set aside or reserved for payment under Section 10.3(a).

7.4 Form of Distribution. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than cash. Except upon the Dissolution and winding-up of the Company or as otherwise provided herein, a Member may not be compelled to accept a distribution of any asset in kind from the Company. The Company shall not under any provision of this Agreement distribute notes or other securities in violation of any securities law.

7.5 Return of Certain Distributions. A Member that receives a distribution (a) in violation of this Agreement, or (b) that is required to be returned to the Company under applicable law, shall return such distribution within thirty (30) days after demand therefor by the Manager. The Manager may, in its sole and absolute discretion, cause the Company to elect to withhold from any distribution otherwise payable to a Member amounts due to the Company from such Member.

7.6 Limitation on Distributions. No distribution shall be made to a Member pursuant to Section 7.1 or 7.2 to the extent that such distribution would: (a) cause the Company to be insolvent (as determined pursuant to the Act) or (b) render a Member liable for a return of such distribution under applicable law.

7.7 Offset. Any distribution otherwise payable to a Member may be withheld and offset against any amounts owed by such Member to the Company or any of its Affiliates and applied or paid against the amounts so owed. Any such offset amounts will be deemed to have been distributed to such Member.

7.8 Withholding/Special Taxes.

(a) The Company shall withhold taxes from distributions to, and allocations among, the Members to the extent required by law (as determined by the Manager in its reasonable discretion). Except as otherwise provided in this Section 7.8, any amount so withheld by the Company with regard to a Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member pursuant to Section 7.1. An amount shall be considered withheld by the Company if and at the time such amount is remitted to a governmental agency without regard as to whether such remittance occurs at the same time as the distribution or allocation to which it relates; provided, however, that an amount actually withheld from a specific distribution or designated by the Manager as withheld from a specific allocation shall be treated as if distributed at the time such distribution or allocation occurs.

(b) To the extent that the operation of Section 7.8(a) would cause a Member to have a deficit Adjusted Capital Account or cause an existing deficit Adjusted Capital Account of a Member to become more negative, then the amount of the deemed distribution shall instead

be treated as a loan by the Company to such Member, which loan shall be payable upon demand by the Company and shall bear interest at a floating rate equal to the Prime Rate, compounded daily.

(c) In the event that the Manager determines in its reasonable discretion that the Company lacks sufficient cash available to pay withholding taxes in respect of a Member, one or more of the Members may, in their sole and absolute discretion (but only with the consent of the Manager), make a loan or Capital Contribution to the Company or to enable the Company to pay such taxes. Any such loan shall be full-recourse to the Company and shall bear interest at a floating rate equal to the Prime Rate, compounded daily. Notwithstanding any provision of the Agreement to the contrary, any loan (including interest accrued thereon) or Capital Contribution made to the Company by a Member pursuant to this Section 7.8(c) shall be repaid or returned as promptly as is reasonably possible. Furthermore, no additional Interests shall be issued to a Member making a Capital Contribution pursuant to this Section 7.8(c).

(d) Notwithstanding anything to the contrary in this Section 7.8, if the Company is required to withhold taxes from in respect of a Member pursuant to the first sentence of Section 7.8(a), then the Manager may (in its sole discretion) upon not less than fifteen (15) days written notice require such Member to contribute cash to the capital of the Company to enable the Company to pay such taxes. No additional Interest shall be issued to a Member making a Capital Contribution pursuant to this Section 7.8(d).

(e) Each Member hereby agrees to indemnify the Company and the other Members for any liabilities that such other Members and the Company may incur for failure to properly withhold taxes in respect of such Member. Moreover, each Member hereby agrees that neither the Company nor any other Member shall be liable for any excess taxes withheld in respect of such Member's Interest and that, in the event of over-withholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority.

(f) Taxes withheld by third parties from payments to the Company shall be treated as if withheld by the Company for purposes of this Section 7.8. Such withholding shall be deemed to have been made in respect to all the Members in proportion to their respective distributions under Section 7.8. In the event that the Company receives a refund of taxes previously withheld by a third party from one or more payments to the Company, the economic benefit of such refund shall be apportioned among the Members in a manner reasonably determined by the Manager to offset the prior operation of this Section 7.8(f) in respect of such withheld taxes.

ARTICLE 8
TRANSFERS AND WITHDRAWALS

8.1 General Provisions on Transfers.

(a) Prohibition. Any Transfer in violation of this ARTICLE 8 (including Section 8.2): (i) shall be null and void as against the Company and the other Members and (ii) shall not be recognized or permitted by, or duly reflected in the official books and records of, the Company. The preceding sentence shall not be applied to prevent the Company from

enforcing any rights it may have in respect of a transferee arising under this Agreement or otherwise (including any rights arising under Section 12.5).

(b) Transferee Rights. Unless admitted as a Member in accordance with the provisions of this Agreement, (i) the transferee of all or any portion of a Member's Interest shall not be a Member, but instead shall be an Assignee and subject to the provisions of Section 8.5, and (ii) the non-economic rights, if any, associated with the transferred Interest (including without limitation, the rights of a Member to vote or participate in the management of the Company) shall, as of the date of such transfer, be automatically forfeited back to the Company. Each Member hereby grants to each Manager (with full power of substitution and resubstitution) a special power of attorney irrevocably making, constituting, and appointing the Manager as such Member's attorney-in-fact, with all power and authority to act in the Member's name and on the Member's behalf to execute, acknowledge, deliver, and swear to in the execution, acknowledgment, delivery, and filing of any document necessary to effect the transfer contemplated by item (ii) above.

(c) Admission as a Substitute Member. An Assignee may be admitted as a Substitute Member only as provided in Section 4.1(b).

(d) Required Documentation. In connection with each Transfer of an Interest: (i) the transferor and transferee shall execute and deliver to the Company a written instrument of transfer in form and substance reasonably satisfactory to the Manager, and (ii) the transferee shall execute and deliver to the Company a written instrument pursuant to which the transferee assumes all obligations of the transferor associated with the transferred Interest and otherwise agrees to comply with the terms and provisions of this Agreement.

8.2 Restrictions and Rights Re Transfers.

(a) Consent. Except as otherwise provided in this Section 8.2, a Member shall not Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent shall not be unreasonably withheld.

(b) Permitted Transfers. Notwithstanding Section 8.2(a), but subject to the other provisions of this ARTICLE 8, any Member may Transfer, with or without consideration, all or any portion of such Member's Interest outright or in trust, to one or more Permitted Transferees without the prior written consent of the Manager.

(c) Co-Sale Rights.

(i) Co–Sale Notice. If at any time any Members who hold in the aggregate a majority of all Voting Interests then outstanding (a "Controlling Group") propose to Transfer a majority of all Voting Interests then outstanding (the "Transaction Interests"") pursuant to a bona fide offer from a Person (a "Purchaser"), the Members participating in such Controlling Group shall give written notice to each other Member (each a "Co-Sale Member", of the Controlling Group's intention to Transfer such Interests (the "Co-Sale Notice"). The Co–Sale Notice shall (1) identify the Purchaser, (2) contain a complete description of all material terms of the proposed Transfer to the Purchaser, and (3) be signed by the Purchaser and indicate the Purchaser's concurrence with the description of the terms of the proposed Transfer.

(ii) Co–Sale Members' Right to Participate. Within thirty (30) days after delivery of the Co–Sale Notice to each of the Co–Sale Members, the Co–Sale Members may exercise an option hereby granted to the Co–Sale Members to sell their pro rata portion of the Transaction Interests for the price and upon the other terms contained in the Co–Sale Notice. Each such Co–Sale Member's option shall be to sell that portion of the Transaction Interests which bears the same proportion to the aggregate Transaction Interests as the Interest owned by each Co– Sale Member at the time of delivery of the Co–Sale Notice bears to the aggregate Interests owned by the Controlling Group and all Co–Sale Members at the time of delivery of the Co–Sale Notice, provided that (1) the Co–Sale Members may by unanimous agreement among themselves vary the proportions in which some or all of their number may exercise the co–sale rights granted in this Section, and (2) a Co–Sale Member may freely assign such Member's co–sale right in whole or in part to any other Co–Sale Member. If the Co–Sale Members as a group do not elect to sell their entire pro rata portion of the Transaction Interests pursuant to this Section, each such Co– Sale Member who exercised an option to sell a portion of such Member's Interest may, within ten (10) days after the expiration of the thirty (30) day co–sale option, exercise an option to sell a portion of the remaining pro rata portion of the Transaction Interests as to which the primary co–sale option had not been exercised. In the case of a single Co–Sale Member, such Member's option shall be to sell up to all of the remaining pro rata portion of the Transaction Interests. In the case of two or more Co–Sale Members, each such Co–Sale Member's option shall be to sell the portion of the remaining pro rata portion of the Transaction Interests which bears the same proportion to the remaining pro rata portion of the Transaction Interests as the Interest owned by such Co–Sale Member at the time of delivery of the Co–Sale Notice bears to the aggregate Interests then owned by all Co–Sale Members exercising this secondary option at the time of delivery of the Co–Sale Notice. This secondary option procedure shall be repeated until all of the remaining pro rata portion of the Transaction Interests has been elected to be sold or until no Co–Sale Member desires to sell any remaining pro rata portion of the Transaction Interests.

(iii) Closing. During the ninety (90) days after the expiration of the option period(s) granted to the Co–Sale Members above, the Controlling Group shall have a right to sell that portion of the Transaction Interests set forth in the Co–Sale Notice less the portion of the Transaction Interests as to which the other Members have indicated a desire to sell to the Purchaser in accordance with the co–sale rights provided in this Section at a price and upon terms and conditions no more favorable in any material respect to the Purchaser as those set forth in the Co–Sale Notice. Any Co–Sale Member participating in such sale shall execute such documents and take such actions as may be necessary or appropriate to accomplish the sale of such Co–Sale Member's Interest pursuant to the Purchaser's offer set forth in the Co–Sale Notice, and the Controlling Group shall use its reasonable best efforts to facilitate such Co–Sale Member's participation in such sale. In the event the Controlling Group has not sold such Interests or entered into an agreement to sell such Interests within such ninety (90) day period, the Controlling Group shall not thereafter sell any Interests without again offering to the other Members the co–sale rights provided in this Section. The Purchaser will become an Assignee after the purchase and not a Member unless the Company admits the Purchaser as a Member in accordance with Section 4.1(b).

(d) Written Notice/Opinion of Counsel. In the case of a voluntary Transfer, the transferring Member shall provide to the Managers written notice that such Member wishes to make a Transfer. If the Interest being Transferred has not been registered under the Securities Act nor qualified under applicable State securities laws, it must be entitled to an exemption thereunder and, if requested by the Manager, an opinion of counsel for such transferring Member satisfactory in form and substance to counsel for the Company that no such registration or qualification is necessary may be required.

(e) Multiple Transferees. In the event of any Transfer that results in multiple ownership of a Member's Interest in the Company, the Manager may require that one or more trustees or nominees be designated to represent all or a portion of the Interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement and for the purpose of exercising all rights of the transferees under this Agreement.

(f) Expenses. If a Member Transfers (or proposes to Transfer) all or any portion of its Interest, all reasonable legal and other out-of-pocket expenses incurred by the Company on account of the Transfer (or proposed Transfer) shall be paid by such Member. Following the effective date of any Transfer, the transferor and transferee jointly and severally shall be liable for all such expenses.

(g) Carry Over of Economic Attributes. Except as otherwise specifically provided in this Agreement or with the consent of the Manager, all economic attributes of a transferor's Interest (such as the transferor's Capital Contribution, Capital Account balance and obligation to return distributions or make other payments to the Company) shall carry over to a transferee in proportion to the percentage of the Interest so Transferred.

(h) Relief of Transferor. Notwithstanding any provision of this Agreement to the contrary, a Member or Withdrawn Member shall not, by virtue of having Transferred all or any portion of his, her or its Interest, be relieved of any obligations arising under this Agreement; provided, however, that a Member or Withdrawn Member shall be relieved of such obligations to the extent that: (i) such relief is approved by the Manager, in their sole and absolute discretion, and (ii) such obligations are assumed by another Member or Person admitted to the Company as a Substitute Member.

(i) Effective Date. Once all conditions in this ARTICLE 8 to the Transfer of a Member's Interest have been satisfied (including the approval of the Managers as described in Section 8.2(a)), such Transfer shall be effective as of: (i) the Close of Business on the last day of the next ending calendar month of the Company, or (ii) such other time as shall be jointly selected by the Manager, the transferor, and the transferee.

8.3 Dissociation of a Member.

(a) Dissociation Events. Unless otherwise waived by the Manager, a Member shall be deemed to have withdrawn, resigned, dissociated or otherwise ceased to be a Member only upon the occurrence of the following events (each, a "Dissociation Event"):

(i) the Member Transfers its entire Interest (whether voluntarily or involuntarily);

(ii) the Member is completely dissociated pursuant to Section 8.3(d);

(iii) the Member's Bankruptcy;

(iv) the Member's Dissolution; or

(v) the Member's Termination

(b) Except as otherwise provided in this Section 8.3, a Member shall not dissociate from the Company without the prior consent of the Manager, which consent may be given or withheld by the Manager in its sole and absolute discretion.

(c) Except as otherwise determined by the Manager, a Member shall be deemed to have dissociated without the consent of the Manager upon such Member's Bankruptcy, Dissolution, or Termination.

(d) The Manager may require the complete or partial dissociation of a Member if the Manager determines that continued undiminished membership of the Member in the Company would (i) constitute or give rise to a violation of applicable law, or (ii) otherwise subject the Company or any Manager to material onerous legal, tax or regulatory requirements that could not reasonably be avoided without material adverse consequences to any other Member of the Company.

(e) Except as otherwise provided in this Section 8.3 or elsewhere in this Agreement, a Member shall not be removed from the Company without its consent.

8.4 Procedures Following Member Dissociation.

(a) Generally. Except as otherwise provided in this Section 8.4, a Member that dissociates from the Company (a "Dissociated Member") shall be treated as an Assignee and, accordingly, shall have only the rights and obligations of an Assignee as described in Section 8.5. Subject to the preceding sentence and except as otherwise provided in this Section 8.4, a Dissociated Member shall not be entitled to any redemption of its Interest, distribution, or other payment in connection with its dissociation.

(b) Call Option Upon Dissociation Event.

(i) If a Member becomes a Dissociated Member other than as a result of death or Incompetency, the Company shall have the right, but not the obligation, to purchase all, but not less than all, of the Dissociated Member's Interest, for an amount equal to the Call Value of such Interest as of the date such call option is exercised.

(ii) The Company's call option or purchase right shall be exercisable by written notice delivered to the Dissociated Member within thirty (30) days after the occurrence of the Dissociation Event triggering the Company's purchase rights under this

Section 8.4. The notice shall state that the Company has exercised its option to redeem all of the Dissociated Member's Interest pursuant to this Section 8.4, the Company's determination of the Call Value of the Dissociated Member's Interest and the basis, if any, for such value including copies of any reports or appraisals used in such determination, and the proposed date on which the purchase is to be effected, such date to be not later than thirty (30) days following the delivery of the exercise notice.

(iii) The Dissociated Member shall have the right to object to the Company's determination of Call Value as set forth in the exercise notice by providing written notice of such objection within ten (10) days following the Dissociated Member's receipt of the exercise notice. The objection notice must include the Dissociated Member's determination of the Call Value of the Dissociated Member's Interest. If the Dissociated Member and the Company cannot mutually agree on a resolution of the Dissociated Member's objections within thirty (30) days after the Company's receipt of the Dissociated Member's objection notice, then the Company and the Dissociated Member shall, within ten (10) days after the expiration of the 30-day negotiation period, select and agree upon an appraiser to determine the Call Value of the Dissociated Member's Interest. Such appraiser shall use its best efforts to render the appraisal to the Company and the Dissociated Member on or before thirty (30) days after its selection and such appraisal shall be final and binding upon the parties. In the event the Company and the Legal Representative cannot agree upon an appraiser within ten (10) days after the expiration of the 30-day negotiation period, then each of the Company and the Dissociated Member shall, within fifteen (15) days after the expiration of the 30-day negotiation period, each select an appraiser. Such appraisers shall use their best efforts to render their appraisals on or before thirty (30) days after their selection. If the highest appraisal determined by such appraisers does not exceed the lowest appraisal by more than thirty percent (30%), then the average of such appraisals shall be the Call Value of the Dissociated Member's Interest which is to be repurchased and such average shall be final and binding upon the parties. In the event that the highest appraisal exceeds the lowest appraisal by more than thirty percent (30%), then the two appraisers shall select a third appraiser. Such third appraiser shall use its best efforts to render the appraisal to the Company and the Dissociated Member on or before thirty (30) days after its selection. The appraised value determined by such third appraiser shall be the Call Value of the Dissociated Member's Interest and such third appraisal shall be final and binding upon the parties. The cost of the appraiser appointed by the Company shall be borne by the Company, the cost of the appraiser appointed by the Dissociated Member shall be borne by the Dissociated Member, and the cost of the third appraiser or, if the Company and the Dissociated Member shall have jointly selected one appraiser, the jointly-selected appraiser, shall be borne one-half (½) by the Company and one-half (½) by the Dissociated Member. For purposes of this Section 8.4(b)(iii), each appraiser shall be a regional or national recognized investment banking, accounting or appraisal firm experienced in valuing similar businesses.

(iv) The closing of any purchase transaction pursuant to this Section 8.4 shall occur within thirty (30) days following delivery of the written exercise notice by the Company or, if there is an outstanding dispute being contested in accordance with Section 8.4(b)(iii), then the closing shall occur within fifteen (15) days following the mutual resolution by the Company and the Dissociated Member or the final determination of the Call Value of the Dissociated Member's Interest pursuant to the appraisal process set forth in Section 8.4(b)(iii). Unless otherwise mutually agreed upon by the Company and the Dissociated

Member, the purchase price for the Dissociated Member's Interest shall be paid by paying one-fifth (1/5) of the purchase in cash at closing and the balance of the purchase price shall be paid in four equal annual principal installments, plus accrued interest, and be payable each year on the anniversary date of the closing. The unpaid principal balance shall accrue interest at a rate equal to the Prime Rate in effect as of the closing date plus three percent (3%). The Company's payment obligation to pay the balance shall be evidenced by a promissory note executed by the Company.

8.5 Status of Assignees.

(a) Notwithstanding any provision of this Agreement to the contrary, an Assignee shall only be admitted to the Company as a Substitute Member in accordance with Section 8.1(c).

(b) Notwithstanding any provision of this Agreement to the contrary but subject to Section 8.5(a): (i) all rights and privileges associated with an Assignee's Interest shall be derived solely from the Interest of which such rights and privileges were previously a component part; and (ii) no Assignee shall hold, by virtue of such Assignee's Interest, any rights and privileges that were not specifically Transferred to such Assignee by the prior holder of such Interest.

(c) Subject to Section 6.1(c), an Assignee that holds an Interest shall be entitled to receive the allocations attributable to such Interest pursuant to ARTICLE 6, to receive the distributions attributable to such Interest pursuant to ARTICLE 7 and ARTICLE 10, and to Transfer such Interest in accordance with the terms of this ARTICLE 8. Notwithstanding the preceding sentence, neither the Company nor any Manager shall incur any liability for allocations and distributions made in good faith to a transferor until all Transfer requirements set forth in this ARTICLE 8 (including, without limitation, a written instrument of assignment, consents, and, if requested, opinion letters) have been complied with and the effective date of the assignment has passed.

(d) To the extent otherwise applicable to the Interest that has been Transferred to an Assignee, the Assignee shall be subject to, and bound by, all of the terms and provisions of this Agreement that inure to the benefit of the Company or other Members (without regard to whether such Assignee has executed a written instrument of assignment as described in Section 8.5(c)). Without limitation on the preceding sentence, an Assignee that holds an Interest shall be responsible for any obligation to return distributions or make other payments to the Company associated with such Interest.

(e) Solely to the extent necessary to give effect to the Assignee rights and obligations set forth in Section 8.5(c) and Section 8.5(d), an Assignee shall be treated as a Member for purposes of this Agreement.

(f) An Assignee shall not, solely by virtue of its status as such, hold any non-economic rights in respect of the Company. Without limitation on the preceding sentence, an Assignee's Interest shall not entitle such Assignee to participate in the management, control, or operation of the Company or its business, act for the Company, bind the Company under

agreements or arrangements with third parties, or vote on Company matters. An Assignee shall not have any right to receive or review Company books, records, reports, or other information. An Assignee shall not hold itself out as a Member in any forum or for any purpose; provided, however, that, to the extent necessary to maintain consistency with the Company's income tax returns, reports and other filings, an Assignee shall take the position that it is a "partner" solely for income tax purposes.

(g) Each Assignee shall deliver to the Manager, promptly following such time as it becomes an Assignee, appropriate contact information for such Assignee (including such Assignee's mailing address, telephone number, facsimile number, and e-mail address (if available), as well as, in the case of an Assignee that is an entity, the name or title of an individual to whom notices and other correspondence should be directed), and thereafter promptly notify the Company of any change to such information.

ARTICLE 9
ACCOUNTING, RECORDS, REPORTING TO MEMBERS

9.1 Books and Records. The Manager shall keep or cause to be kept complete and accurate books of account and records that shall reflect all transactions and other matters and include all documents and other materials with respect to the Company's business that are usually entered into and maintained by Persons engaged in similar businesses. In connection therewith, the books of accounts shall be kept, and the financial position and the results of its operations shall be recorded, in accordance with any appropriate accounting method selected by the Manager in its sole discretion and consistently applied. The books of accounts and records (a) may be maintained in other than written form, provided that such form is capable of conversion to written form within a reasonable time and (b) shall at all times be maintained at the Principal Office of the Company.

9.2 Access to Books and Records.

(a) Members. Subject to Sections 9.2(c)and 9.2(d), during regular business hours of the Company at the Principal Office, a Member shall have the right to inspect and copy, at the expense of such Member, full information regarding the activities, affairs, financial condition, and other circumstances of the Company as is just and reasonable, if: (i) such Member seeks the information for a purpose reasonably related to such Member's Interest as a Member; (ii) the Person seeking the information makes a demand in writing at least ten (10) business days before the inspection is proposed to occur describing with reasonable particularity the information sought and the purpose for seeking the information; and (iii) the information sought is directly connected to the purpose described in the demand. Not later than ten (10) days after receiving a demand to inspect Company records described in the immediately preceding sentence, the Company shall inform the Member making the demand of: (A) the information that the Company will provide in response to the demand and when and where (if other than at the Principal Office) the Company will provide the information; and (B) if the Company declines to provide any demanded information, the Company's reasons for declining.

(b) Dissociated Member. Subject to Sections 9.2(c)and 9.2(d), during regular business hours of the Company at the Principal Office, a Dissociated Member shall have the

right to inspect and copy, at the expense of such Dissociated Member, full information regarding the activities, affairs, financial condition, and other circumstances of the Company as is just and reasonable, if: (i) the information pertains to the period during which the Dissociated Member was a Member; (ii) the Dissociated Member seeks the information in good faith; (iii) the Dissociated Member seeks the information for a purpose reasonably related to the Dissociated Member's interest as a "member"; (iv) the Dissociated Member gives the Company written notice of demand thereof at least ten (10) days before the inspection is to occur, describing with reasonable particularity the information sought and the purpose for seeking the information; and (v) the information sought is directly connected to the Dissociated Member's purpose. Not later than ten (10) days after receiving a demand to inspect Company records described in the immediately preceding sentence, the Company shall inform the Dissociated Member making the demand of: (A) the information that the Company will provide in response to the demand and when and where (if other than at the Principal Office) the Company will provide the information; and (B) if the Company declines to provide any demanded information, the Company's reasons for declining.

(c) No Improper Purpose. No Member or Dissociated Member may use any information obtained through the inspection or copying of records permitted hereby for any improper purpose. Each Member and Dissociated Member hereby agrees that, due to the unique nature of the books and records of the Company, the improper use of which will cause irreparable harm and significant injury to the Company, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, each Member and Dissociated Member agrees that the Company, in addition to any other available remedies, shall have the right to an immediate injunction and other equitable relief enjoining any improper use of the books and records of the Company, without the necessity of posting any bond or other security.

(d) Restrictions and Conditions. Notwithstanding anything to the contrary in this Section 9.2, the Company shall not be obligated to provide access to any information that is reasonably considered to be a trade secret or similar confidential information. Furthermore, the Company may require as a condition to such access that the Member or Dissociated Member execute a confidentiality and nondisclosure agreement in a form reasonably acceptable to the Company and its counsel. Notwithstanding the prior sentence, any information obtained through inspection or copying of records pursuant to this Section 9.2 constitutes Company Information and is subject to the confidentiality obligations of Section 4.12.

9.3 Financial Statements. The Manager shall cause to be prepared and sent to each Member as soon as practicable, but in any event within ninety (90) days after the end of each Fiscal Year, an unaudited income statement for such Fiscal Year, an unaudited balance sheet of the Company and the Capital Account balance of such Member as of the end of such Fiscal Year, and an unaudited statement of cash flows for such Fiscal Year. Such financials shall be in reasonable detail and prepared in accordance with Subchapter K of the Code consistently applied with prior practice for earlier periods.

9.4 Tax Information. Within ninety (90) days after the end of each taxable year, or as soon as possible thereafter, the Company shall send to each Person who was a Member at any time during such taxable year a report that will include all information necessary for preparation

of such Person's federal, State, and local income tax returns for that year. If the Company has not timely received all information necessary to deliver a Schedule K-1 to such Person within ninety (90) days after the end of a taxable year, the Company shall provide or cause to be provided to such Person a timely estimate of the information that would be on such Person's Schedule K-1, and a Schedule K-1 as promptly as practicable thereafter.

9.5 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and State regulatory and administrative bodies, amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and Treasury Regulations.

9.6 Bank Accounts. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and, except as otherwise permitted herein, shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person. In addition, the Manager shall designate Persons authorized to sign checks on behalf of the Company.

9.7 Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

9.8 Tax Matters Partner.

(a) General. Denley Fowlke is hereby designated the "Tax Matters Partner" of the Company within the meaning of Code Section 6231(a)(7), and shall have all the authority granted a Tax Matters Partner by the Code and the Treasury Regulations promulgated thereunder, provided that the Tax Matters Partner shall not have the authority, without first obtaining the consent of all of the Members, to do any of the following: (i) enter into a settlement agreement with the Internal Revenue Service that purports to bind the Members; (ii) file a petition as contemplated in Code Section 6226(a) or 6228; (iii) intervene in any action as contemplated in Code Section 6226(b)(5); (iv) file any request contemplated in Code Section 6227(b); or (v) enter into any agreement extending the period of limitations as contemplated in Code Section 6229(b)(1)(B).

(b) Classification for Tax Purposes. Except to the extent otherwise required by applicable law (disregarding for this purpose any requirement that can be avoided through the filing of an election or similar administrative procedure), the Tax Matters Partner shall cause the Company to take the position that the Company is a "partnership" for federal, State, and local income tax purposes and shall cause to be filed with the appropriate tax authorities any elections or other documents necessary to give due legal effect to such position.

(c) Notice of Inconsistent Treatment of Company Item. No Member shall file a notice with the Internal Revenue Service under Code Section 6222(b) in connection with such Member's intention to treat an item on such Member's federal income tax return in a manner

which is inconsistent with the treatment of such item on the Company's federal income tax return unless such Member has, not less than thirty (30) days prior to the filing of such notice, provided the Tax Matters Partner with a copy of the notice and thereafter in a timely manner provides such other information related thereto as the Tax Matters Partner shall reasonably request.

(d) Notice of Settlement Agreement. Any Member entering into a settlement agreement with the United States Department of the Treasury that concerns a Company item shall notify the Tax Matters Partner of such settlement agreement and its terms, with respect to the Company item, within thirty (30) days after the date thereof unless such disclosure is prohibited by law.

(e) Replacement Tax Matters Partner. If for any reason a Person serving as the Tax Matters Partner can no longer serve in that capacity or ceases to be a Member, then the Members (by unanimous vote or consent) may designate another to be Tax Matters Partner.

ARTICLE 10
DISSOLUTION AND WINDING UP

10.1 Dissolution. The Company shall be Dissolved, its affairs wound up and its assets disposed of on the first to occur of the following (collectively, "Dissolution Events"):

(a) Expiration of the Term of the Company as provided in Section 2.3;

(b) Upon the affirmative vote or written consent of a Majority-In-Interest of the Members holding Voting Interests to dissolve, wind up, and liquidate the Company;

(c) At such time as the Company fails to have at least one Member;

(d) Upon administrative dissolution under Section 17-29-705 (subject to right of reinstatement pursuant to said Section);

(e) Upon the entry of a decree of judicial dissolution pursuant to the Act;

(f) Upon the permanent cessation of the Company's business;

(g) Upon the sale of all or substantially all of the assets of the Company; or

(h) Upon the happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

The Members hereby agree that, to the fullest extent permitted by law, the Company shall not Dissolve upon the death, retirement, resignation, expulsion, Bankruptcy or Dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member.

10.2 Winding Up.

(a) Generally. Upon the Dissolution of the Company, the Manager shall promptly wind up the affairs of, liquidate and terminate the Company. Following Dissolution, the Company shall sell or otherwise dispose of assets determined by the Manager to be unsuitable for distribution to the Members as promptly as is consistent with obtaining the fair market value thereof, but shall engage in no other business activities except as may be necessary, in the reasonable discretion of the Manager, to preserve the value of the Company's assets during the period of winding-up and liquidation.

(b) Books and Records. At the conclusion of winding up and liquidating the Company, the Manager shall designate one or more Persons to hold the books and records of the Company (and to make such books and records available to the Members on a reasonable basis) for not less than six (6) years (or such longer period as required by law) following the Termination of the Company under the Act.

(c) Distributions In Kind. Distributions to the Members in liquidation may be made in cash or in kind, or partly in cash and partly in kind, as determined by the Manager. Distributions in kind shall be valued at fair market value as determined by the Manager in good faith and shall be subject to such conditions and restrictions as may be necessary or advisable in the reasonable discretion of the Manager to preserve the value of the property so distributed or to comply with applicable law.

(d) Profits and Losses. The Profits and Losses and other items of the Company during the period of Dissolution and liquidation shall be allocated among the Members in accordance with the provisions of ARTICLE 6.

10.3 Distribution of Assets Upon Dissolution. Upon Dissolution, the assets of the Company (including proceeds from the sale or other disposition of any assets), shall be applied or otherwise distributed in the following order:

(a) First, to creditors, including Members and Managers who are creditors, to the extent otherwise permitted by applicable law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof), in the order of priority as required by law;

(b) Second, to any reserves that the Manager reasonably deems necessary for contingent or unforeseen liabilities or obligations of the Company (which reserves when they become unnecessary shall be distributed in accordance with the provisions of this Section 10.3(c), without regard to this Section 10.3(b);

(c) Third, to the Members, *pro rata* in proportion to the unreturned capital contributions of such Members (including a Member's predecessor in interest), until the unreturned capital of each such Member has been reduced to zero ($0);

(d) Fourth, to the Members in accordance with their Capital Account balances; and

(e) Thereafter, to the Members, *pro rata* in proportion to their respective Interests.

10.4 Deficit Capital Account Balance. No Member shall be obligated to make any contribution to the capital of the Partnership with respect to any deficit balance in its Capital Account, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purposes whatsoever.

10.5 Recourse to Company Assets. Except as otherwise set forth in this Agreement, the Members shall look solely to the assets of the Company for the return of their Capital Contributions or returns thereon. Except as otherwise set forth in this Agreement, if the assets remaining after the payment or discharge of the debts and liabilities of the Company are insufficient to return a Member's Capital Contribution or returns thereon, the Member shall have no recourse against any other Member or any Manager of the Company.

10.6 Statement of Dissolution. Upon the occurrence of a Dissolution Event (other than the events described in Sections 10.1(d) and 10.1(e)), the Manager shall file or cause to be filed a statement of dissolution with, and on a form prescribed by, the Division.

10.7 Statement of Termination. Upon the completion of winding up of the affairs and distributing all of the assets of the Company as provided in this 9.1, the Manager shall file or cause to be filed a statement of termination with, and on a form prescribed by, the Division.

10.8 Waiver of Partition. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Person might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the Dissolution, liquidation, winding up or Termination of the Company. No Member shall have any interest in any specific assets of the Company.

ARTICLE 11
EXCULPATION AND INDEMNIFICATION

11.1 Exculpation.

(a) Except as otherwise specifically provided in this Agreement, no Indemnified Person shall be personally liable for the return of any contributions made to the capital of the Company by the Members or the distribution of Capital Account balances. Except to the extent that Material Misconduct on the part of an Indemnified Person shall have given rise to the matter at issue, such Indemnified Person shall not be liable to the Company or the Members for any act or omission concerning the Company. Without limitation on the preceding sentence, except to the extent that such action constitutes Material Misconduct, an Indemnified Person shall not be liable to the Company or to any Member in consequence of voting for, approving or otherwise participating in the making of a distribution by the Company pursuant to ARTICLE 7 or ARTICLE 10. An Indemnified Person shall not be liable to the Company or the Members for losses due to the acts or omissions of any independent contractor, employee, or other agent of the Company unless such Indemnified Person was or should have been directly

involved with the selection, engagement, or supervision of such Person, and the actions or omissions of such Indemnified Person in connection therewith constituted Material Misconduct.

(b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Indemnified Person reasonably believes are within the professional or expert competence of such Person and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid. The foregoing provision shall in no way be deemed to reduce the limitation on liability of an Indemnified Person provided in Section 11.1(a).

11.2 Indemnification.

(a) Except to the extent that Material Misconduct on the part of an Indemnified Person shall have given rise to the matter at issue, the Company shall indemnify and hold such Indemnified Person harmless from and against any loss, expense, damage, or injury suffered or sustained by such Indemnified Person by reason of any actual or threatened claim, demand, or Proceeding (civil, criminal, administrative or investigative) (a "Claim") in which such Indemnified Person may be involved, as a party or otherwise, by reason of its actual or alleged management of, or involvement in, the affairs of the Company; provided, however, that any indemnification under this Section 11.2 shall be provided out of, and to the extent of, Company assets only, and no other Person shall have any personal liability on account thereof. This indemnification shall include, but shall not be limited to (i) payments as incurred or reasonable attorneys' fees and other out-of-pocket expenses incurred in investigating or settling any claim or threatened action, or incurred in preparing for, or conducting a defense pursuant to, any Proceeding up to and including a final non-appealable adjudication; (ii) payment of fines, damages or similar amounts required to be paid by an Indemnified Person; and (iii) removal of liens affecting the property of an Indemnified Person.

(b) The Company shall not be liable under this Section 11.2 to make any indemnification payment in connection with any Claim made against any Indemnified Person to the extent the Indemnified Person has otherwise actually received payment (under any insurance policy, third party indemnification, or otherwise) of the amounts otherwise indemnifiable hereunder. If, however, the Manager (or, if a Manager is the Indemnified Person, a majority of the Disinterested Managers or a Majority-In-Interest of the Disinterested Members) determines that an Indemnified Person would be entitled to receive indemnification payments from the Company but for the operation of the preceding sentence, the Manager may cause the Company to advance indemnification payments to the Indemnified Person (with repayment of such advance to be secured by the Indemnified Person's right to receive indemnification payments from the applicable third party).

(c) As a condition to receiving an indemnification payment pursuant to this Section 11.2, an Indemnified Person shall execute an undertaking in form and substance acceptable to the Manager (or, if a Manager is the Indemnified Person, a majority of the Disinterested Managers or a Majority-In-Interest of the Disinterested Members) providing that, if

it is subsequently determined that such Person was not entitled to receive such payment (whether by virtue of such Person's Material Misconduct or otherwise), such Person shall return such payment to the Company promptly upon demand therefor by the Manager (or, if a Manager is the Indemnified Person, a majority of the Disinterested Managers or a Majority-In-Interest of the Disinterested Members).

(d) Notwithstanding the foregoing provisions of this Section 11.2, the Company shall be under no obligation to indemnify an Indemnified Person from and against any reduction in the value of such Indemnified Person's Interest that is attributable to losses, expenses, damages, or injuries suffered by the Company or to any other decline in the value of the Company's assets.

(e) The indemnification provided by this Section 11.2 shall not be deemed to be exclusive of any other rights to which any Indemnified Person may be entitled under any agreement, as a matter of law, in equity or otherwise.

11.3 Insurance. The Company shall have the power to purchase and maintain insurance (at its own expense), to the extent and in such amounts as the Manager shall, in its sole discretion, deem reasonable, on behalf of Indemnified Persons and such other Persons as the Manager shall determine, against any liability that may be asserted against or expense that may be incurred by any such Person in connection with the activities of the Company or such indemnities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this ARTICLE 11 or under applicable law.

ARTICLE 12
MISCELLANEOUS

12.1 Complete Agreement. This Agreement (together with terms and provisions of any written agreement executed by a Member and the Company and designating therein as relating to this Agreement) constitute the complete and exclusive statement of agreement among the Members, the Managers, and the Company with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members, the Managers, and the Company, or any of them. There are no representations, agreements, arrangements or understandings, oral or written, by the Company, any Manager or any Member relating to the Company that are not fully expressed in this Agreement (or, to the extent provided in the preceding sentence, any related agreement).

12.2 Amendments.

(a) Except as otherwise provided in this Section 12.2, this Agreement, or any provision hereof, may be amended, modified, or waived, in whole or in part, only in writing with the consent of the Manager and the Members holding all of the Voting Interests. Each Member shall be promptly notified of any amendment, modification or waiver of this Agreement (or any provision hereof) made pursuant to this Section 12.2.

(b) Notwithstanding the foregoing provisions of this Section 12.2, the Manager may, without the consent of the Members holding all of the Voting Interests, amend this Agreement in any manner determined by the Manager to be necessary or convenient to

(i) reflect changes validly made in the membership of the Company and the Capital Contributions of the Members; (ii) cure any ambiguity, correct, or supplement any provision in this Agreement that would be inconsistent with any other provision in this Agreement, make any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement or make any other change that does not materially and adversely affect the Members holding Voting Interests; (iii) reflect a change in the name of the Company; (iv) make a change that is necessary or, in the opinion of the Manager, advisable to qualify the Company as a limited liability company under the laws of any State; and (v) make a change in any provision of this Agreement that requires any action to be taken by or on behalf of the Manager or the Company pursuant to the requirements of applicable Utah law if the provisions of applicable Utah law are amended, modified or revoked so that the taking of such action is no longer required. The right of a Member holding Voting Interests to object to an amendment pursuant to item (ii) above on the grounds that such amendment is materially adverse to such Member shall expire at the Close of Business on the thirtieth (30th) day following written notice to such Member of such amendment. Any such amendments to this Agreement shall be binding upon all Members.

12.3 Governing Law. The interpretation and enforceability of this Agreement and the rights and liabilities of the Members as such shall be governed by the laws of the State of Utah. To the extent permitted by the Act and other applicable laws, the provisions of this Agreement shall supersede any contrary provisions of the Act or other applicable laws.

12.4 Severability. In the event any provision of this Agreement is determined to be invalid or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and replaced with a valid and enforceable provision as similar in intent as reasonably possible to the provision so severed and shall not cause the invalidity or unenforceability of the remainder of this Agreement.

12.5 Counterpart; Binding Upon Members and Assignees. This Agreement may be executed in any number of counterparts and, when so executed, all of such counterparts shall constitute a single instrument binding upon all parties notwithstanding the fact that all parties are not signatory to the original or to the same counterpart. This Agreement may be executed and delivered by facsimile, or by email in portable document format (.pdf) and delivery of the executed signature page by such method will be deemed to have the same effect as if the original signature had been delivered to other the parties. In addition, to the maximum extent permitted by applicable law, a Person shall become bound in accordance with the terms of this Agreement as an Assignee if such Person (or a representative authorized by such Person) (a) executes any writing evidencing, or otherwise demonstrating, the intent of such Person in becoming an Assignee (such as the payment for an Interest), (b) complies with the conditions for becoming an Assignee as set forth in this Agreement, or (c) seeks to exercise, assert, confirm or enforce any of its rights as an Assignee under this Agreement or the Act.

12.6 Survival of Certain Obligations. Except as specifically provided in this Agreement to the contrary (including Section 8.2(h)), or to the extent specifically approved by the Manager (which approval may be given or withheld by the Manager in its sole and absolute discretion), a Member shall continue to be subject to all of its obligations to make Capital Contributions or other payments arising under this Agreement (including obligations attributable

to a breach of this Agreement), as well as its obligations to maintain the confidentiality of information pursuant to Section 4.12 and to provide information pursuant to Section 2.8, without regard to any Transfer of all or any portion of such Member's Interest or any event that terminates such Member's status as such (including the Termination of the Company).

12.7 No Third-Party Beneficiaries. Except with regard to the Company's obligation to Indemnified Persons as set forth in ARTICLE 11 and as otherwise specifically provided in this Agreement, (a) none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party and shall not give rise to a right on the part of any third party to enforce or demand enforcement of a Member's Capital Contribution, obligation to return distributions or obligation to make other payments to the Company as set forth in this Agreement, and (b) nothing in this Agreement shall be deemed to create any right in any Person (other than an Indemnified Persons) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third person.

12.8 Notices, Consents, Elections, Etc. Subject to the provisions of Section 12.5, all notices, consents, agreements, elections, amendments and approvals provided for or permitted by this Agreement or otherwise relating to the Company shall be in writing and copies thereof shall be retained with the books of the Company.

(a) Notice to Members. Except as otherwise specifically provided in this Agreement, notice to a Member shall be in writing and shall be deemed effectively given upon the earliest to occur of the following: (i) upon personal delivery to such Member; (ii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; (iii) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt; or (iv) upon actual receipt by the party to be notified via any other means (including public or private mail, electronic mail or telegram); provided, however, that in the absence of proof of the actual receipt date, notices sent by electronic means, including facsimile and electronic mail, shall be deemed to have been received upon the sending party's receipt of its confirmation of successful transmission, such as facsimile machine's confirmation or the "return receipt requested" function for electronic mail, provided, that if the day on which such electronic communication is received is not a business day of the recipient party or is after five (5:00) p.m. local time at the recipient party's address for receiving notice pursuant to this Section 12.8(a), then such electronic communication shall be deemed to have been received on the next following business day of the recipient party. All communications to be sent to a Member shall be sent to the address set forth for such Member on the books of the Company, or to the most recent address which such Member has provided to the Company for purposes of this Section 12.8(a).

(b) Notice to the Company. Except as otherwise specifically provided in this Agreement, notice to the Company shall be deemed duly given when clearly identified as such and addressed to the Manager, at the most recent Principal Office of the Company in accordance with the procedures set forth in Section 12.8(a).

12.9 Withholding Tax Representation and Covenant. Except to the extent set forth in a notice provided to the Manager, each Member hereby represents that allocations, distributions and other payments to such Member by the Company are not subject to tax withholding under

the Code. Each Member hereby agrees to promptly notify the Manager, in the event that any allocation, distribution or other payment previously exempt from such withholding becomes or is anticipated to become subject thereto.

12.10 Dispute Resolution.

(a) Jurisdiction and Venue. Each party irrevocably consents and agrees that: (i) any legal action or proceeding with respect to this Agreement, including any action for the resolution of any dispute, the enforcement of any right arising out of or relating to this Agreement, or the application for the provisional or interim remedies provided for herein, shall be brought and tried only in a federal or State court located in the County of Washington, in the State of Utah; and (ii) by execution and delivery of this Agreement, each party hereby submits to and accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts from any appeal thereof. Each party hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement including the agreement to arbitrate brought in the courts referred to above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by law, each party further agrees that personal jurisdiction over it may be effected by service of process by certified mail addressed as provided in Section 12.8 of this Agreement, and when so made shall be as if served upon it personally within the State of Utah. If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 12.10(a) shall be invalid or unenforceable under the Act, or other applicable law, such invalidity shall not invalidate all of this Section 12.10(a). In that case, this Section 12.10(a) shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 12.10(a) shall be construed to omit such invalid or unenforceable provision.

(b) WAIVER OF RIGHT TO JURY TRIAL. TO THE EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ITS RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. EACH PARTY HEREBY AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT, OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

(c) Fees and Costs. The prevailing party or parties in any arbitration, mediation, court action or other adjudicative proceeding arising out of or relating to this Agreement shall be reimbursed by the party or parties who do not prevail for their reasonable attorneys', accountants' and experts' fees (including reasonable charges for in-house legal counsel and related personnel) and for the costs of such proceeding. In the event that two or more parties are deemed liable for a specific amount payable or reimbursable under this Section 12.10(c), such parties shall be jointly and severally liable therefore. The provisions set forth in this Section 12.10(c) shall survive the merger of these provisions into any judgment.

12.11 Remedies for Breach of Agreement.

(a) General. Except as otherwise specifically provided in this Agreement, the remedies set forth in this Agreement are cumulative and shall not exclude any other remedies to which a Person may be lawfully entitled.

(b) Specific Performance. Without limiting the rights and remedies otherwise available to the Company or any Member, each Member hereby: (i) acknowledges that the remedy at law or damages resulting from a breach under ARTICLE 3 or Section 2.8, 4.12, or 12.10 is inadequate, and (ii) consents to an immediate injunction and other equitable relief enjoining any such breach of the provisions of this Agreement (or threatened breach of Section 4.12) without the necessity of posting any bond or other security.

(c) Penalty Provisions. Each Member hereby acknowledges that certain provisions of this Agreement provide for specified penalties in the event of a breach of this Agreement by a Member. Each Member hereby agrees that the penalty provisions of this Agreement are fair and reasonable and, in light of the difficulty of determining actual damages, represent a prior agreement among the Members as to appropriate liquidated damages.

(d) Exercise of Discretion by the Manager. In determining what action, if any, shall be taken against a Member in connection with such Member's breach of this Agreement, the Manager shall seek to obtain the best result (as determined by the Manager in its sole and absolute discretion) for the Company and the other Members, but may decide to waive any or all of the remedies that the Company may have against a defaulting Member. Each Member hereby specifically agrees that, in the event such Member violates the terms of this Agreement, such Member shall not be entitled to claim that the Company, the Manager, or any of the other Members are precluded, on the basis of any fiduciary or other duty arising in respect of such Member's status as such, from seeking any of the penalties or other remedies permitted under this Agreement or applicable law.

12.12 Exhibits. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.

12.13 Timing. All dates and times specified in this Agreement are of the essence and shall be strictly enforced. Except as otherwise specifically provided in this Agreement, all actions that occur after the Close of Business on a given day shall be deemed for purposes of this Agreement to have occurred at 9:00 a.m. on the following day. In the event that the last day for the exercise of any right or the discharge of any duty under this Agreement would otherwise be a

day that is not a business day, the period for exercising the right or discharging such duty shall be extended until the Close of Business on the next succeeding business day.

12.14 Miscellaneous. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof; any actual waiver shall be contained in a writing signed by the party against whom enforcement of such waiver is sought. This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provisions hereof or by reason of the status of the respective parties.

12.15 Legal Representation. Each Member hereby acknowledges that such Member has been advised that the Member should seek and has had the opportunity to seek independent legal counsel to review this Agreement on the Member's behalf and to obtain the advice of such legal counsel relating to this Agreement. Each Member further acknowledges and agrees that the law firm of Prince, Yeates & Geldzahler is legal counsel solely to WRH and NBE with respect to this Agreement.

[SIGNATURE PAGE FOLLOWS]

ACCEPTANCE OF APPOINTMENT
AS A MANAGER

WHEREAS, the undersigned hereby accepts appointment as a Manager of SUN BROTHERS, LLC and agrees to be bound by the terms and conditions applicable to such as set forth in this Operating Agreement, as the same may be amended from time to time in accordance with the provisions hereof.

"MANAGER"

DENLEY FOWLKE

Dated:

"MANAGER"

NICK STERN

Dated:

"MANAGER"

EMERSON CARNAVALE

Dated:

IN WITNESS WHEREOF, the parties have executed this Operating Agreement of SUN BROTHERS, LLC as of the date first written above.

"MEMBERS"

WIND RIVER HEALTH, INC.

By: Randy Fowlke
Name: Randy FOWLKE
Its: Manager

NATURE BOY, INC.

By: Nick Stern
Name: NICK STERN
Its: PRESIDENT

SIGNATURE PAGE
TO THE
OPERATING AGREEMENT
OF
SUN BROTHERS, LLC

EXHIBIT A

ARTICLES OF ORGANIZATION

(ATTACHED)

<u>EXHIBIT B</u>

SUN BROTHERS, LLC

MEMBER INFORMATION
as of
June _9_, 2020

Member Information	**Voting Units**	**Non-Voting Units**
Wind River Health, Inc 2250 N. Coral Canyon Blvd Washington, UT 84780	2,646,000	0
Nature Boy, Inc 4737 N. Ocean Drive, Ste 216 Lauderdale By The Sea, FL, 33308	2,646,000	0
TOTAL	5,292,000	588,000
TOTAL VOTING AND NON-VOTING INTERESTS	5,880,000	